May 13, 2016

Consolidated Financial Results for the fiscal year ended March 31, 2016
<under Japanese GAAP>

Company Name: Concordia Financial Group, Ltd. (with regards to The Bank of Yokohama, Ltd.)
Stock Exchange Listing:	Tokyo
Code Number:	7186
URL:	http://www.concordia-fg.jp/
Representative: Representative Director, President Tatsumaro Terazawa
Securities Report (Yukashoken Hokokusho) Issuing Date:		June 30, 2016
Commencement of Dividend Payment:		May 26, 2016
Trading Accounts:		Established
Supplemental Information for Financial Statements:		Available
Investor Meeting Presentation:		Scheduled (For Institutional Investors and Analysts)

(Amounts less than one million yen are rounded down.)
1. Consolidated Financial Results (for fiscal year ended March 31, 2016)

(1) Operating Results	(Unit: Millions of Yen, except per share data and percentages)
	Ordinary Income		Ordinary Profit		Profit Attributable to Owners of Parent
Fiscal year ended March 31, 2016	324,950	6.3%	114,648	6.0%	74,574	(2.2%)
Fiscal year ended March 31, 2015	305,462	3.7%	108,074	5.7%	76,324	25.7%
(Note1)	Comprehensive Income: Fiscal year ended March 31, 2016: ¥45,112 million [(68.8%)]; Fiscal year ended March 31, 2015: ¥144,813 million [118.2%]
(Note2)	Percentages shown in Ordinary Income, Ordinary Profit, Profit Attributable to Owners of Parent and Comprehensive Income are the increase (decrease) from the same period previous year.

	Net Income per Share	Net Income per Share (Diluted)	Return on Equity	Ordinary Profit on Total Assets	Ordinary Profit on Ordinary Income
Fiscal year ended March 31, 2016	¥60.80	¥60.77	7.7%	0.7%	35.2%
Fiscal year ended March 31, 2015	¥60.52	¥60.48	8.3%	0.7%	35.3%
(Reference) Equity in earnings of associated companies: Fiscal year ended March 31, 2016: None; Fiscal year ended March 31, 2015: None

(2) Financial Position	(Unit: Millions of Yen, except per share data and percentages)
	Total Assets	Total Net Assets	Own Capital Ratio	Net Assets per Share
March 31, 2016	15,268,948	1,008,803	6.3%	¥799.85
March 31, 2015	15,377,845	1,010,495	6.2%	¥774.51
(Reference) Own Capital: March 31, 2016: ¥963,485 million; March 31, 2015: ¥965,213 million
(Note)	Own Capital Ratio = (Total Net Assets - Subscription Rights to Shares - Non-controlling Interests) / Total Assets The ratio above is not based on the regulation of Capital Adequacy Ratio.

(3) Cash Flows	(Unit: Millions of Yen)
	Cash Flows from Operating Activities	Cash Flows from Investing activities	Cash Flows from Financing activities	Cash and cash equivalents at end of period
Fiscal year ended March 31, 2016	(76,179)	(28,051)	(46,873)	2,038,749
Fiscal year ended March 31, 2015	1,330,904	(334,472)	(74,632)	2,189,882
2. Dividend on Common Stock
	Annual Cash Dividends per Share
	1st Quarter -End	2nd Quarter -End	3rd Quarter -End	Fiscal Year -End	Total	Total Cash Dividends (Annual)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
Fiscal year ended March 31, 2015	－	¥5.50	－	¥7.50	¥13.00	¥16,295 million	21.4%	1.7%
Fiscal year ended March 31, 2016	－	¥5.50	－	¥8.50	¥14.00	¥17,028 million	23.0%	1.7%
(Note) Year-End Dividend for Fiscal year ended March 31, 2016 includes a Special Dividend of ¥3.00.

For forecast for operating result and dividends for the year ending March 31, 2017, refer to “Selected financial information for the year ended March 31, 2016”.

※Note
(1) Changes in the scope of consolidated significant subsidiaries in the fiscal year ended March 31, 2016: No

(2) Changes in accounting policies, accounting estimates, and restatements:
(A) Changes in accounting policies due to revision of accounting standards:	Yes
(B) Changes in accounting policies due to reasons other than (A):	No
(C) Changes in accounting estimates:	No
(D) Restatements:	No

(3) Number of common stocks issued:
(A) Number of stocks issued (including treasury stocks):	March 31, 2016	1,254,071,054 shares	March 31, 2015	1,254,071,054 shares
(B) Number of treasury stocks:	March 31, 2016	49,489,306 shares	March 31, 2015	7,855,711 shares
(C) Average outstanding stocks for the fiscal year ended:	March 31, 2016	1,226,501,268 shares	March 31, 2015	1,261,052,177 shares

 (Reference) Non-Consolidated Financial Highlight

1.	Non-Consolidated Financial Results (for the fiscal year ended March 31, 2016)
(1) Operating Results	(Unit: Millions of Yen, except per share data and percentages)
	Ordinary Income		Ordinary Profit		Net Income
Fiscal year ended March 31, 2016	280,550	7.8%	108,433	6.2%	72,834	7.8%
Fiscal year ended March 31, 2015	260,193	5.9%	102,037	10.4%	67,521	14.9%
(Note) Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the same period previous year.

	Net Income per Share	Net Income per Share (Diluted)
Fiscal year ended March 31, 2016	¥59.38	¥59.35
Fiscal year ended March 31, 2015	¥53.54	¥53.51

(2) Financial Position	(Unit: Millions of Yen, except per share data and percentages)
	Total Assets	Total Net Assets	Own Capital Ratio	Net Assets per Share
March 31, 2016	15,135,207	948,773	6.2%	¥787.41
March 31, 2015	15,204,334	945,469	6.2%	¥758.42
(Reference) Own Capital: March 31, 2016: ¥948,506 million; March 31, 2015: ¥945,154 million
(Note)  Own Capital Ratio = (Total Net Assets - Subscription Rights to Shares) / Total Assets
The ratio above is not based on the regulation of Capital Adequacy Ratio.
For forecast for operating result for the year ending March 31, 2017, refer to “Selected financial information for the year ended March 31, 2016”.

 (Display of implementation status of the audit procedure)
This report is out of the scope of the audit procedure which is required by “Financial Instruments and Exchange Law”. Therefore, the audit process of consolidated financial statement and financial statement has not been completed as of the disclosure of this report.

(Notes for using forecasts information, etc.)
The description of future performance of this report is based on information, which is presently available and certain assumptions which are considered to be reasonable, and it does not guarantee future performance. Please take note that future performance may differ from forecasts. For underlying assumptions of forecast for operating results, refer to the attachment.

Contents of Attachment

1. Analysis of operating results and financial position
(1) Analysis of operating results
(2) Analysis of financial position
(3) Basic policy for profit allocation and dividend for the year ended March 31, 2016 and the year ending March 31, 2017
2. Overview of Bank of Yokohama group
(1) Nature of the business
(2) Organization
3. Management policy
(1) Basic policy
(2) Targeted management indicators
(3) Medium to long-term management strategy
(4) Issues to be addressed
4. Basic concept for selecting accounting standards
5. Consolidated Financial Statements
(1) Consolidated Balance Sheets
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income
(3) Consolidated Statements of Changes in Net Assets
(4) Consolidated Statements of Cash Flows
(5) Note on Going Concern Assumption
(6) Changes in Accounting Policies, Accounting Estimates, and Restatements
(7) Notes to consolidated financial statements
6. Non-Consolidated Financial Statements
(1) Non-Consolidated Balance Sheets
(2) Non-Consolidated Statements of Income
(3) Non-Consolidated Statements of Changes in Net Assets

※Supplemental Information
 Selected Financial Information for the year ended March 31, 2016

1. Analysis of operating results and financial position
(1) Analysis of operating results
a) Overview of operating results for the year ended March 31, 2016
The Bank of Yokohama, Ltd. (“Bank of Yokohama”) has made efforts to strengthen earning capacity by strengthening sales activities focusing on regional retail business. As a result, ordinary profit increased by 6.0% from the previous year. Profit attributable to owners of parent decreased by 2.2% from the previous year. Excluding the effect of extraordinary factor such as gain on bargain purchase, profit attributable to owners of parent increased by 10.9% from the previous year.
b) Operating results for the year ended March 31, 2016
Ordinary income increased by ¥19,488 million from the previous year to ¥324,950 million due to the increase in income from derivatives other than for trading or hedging. On the other hand, ordinary expenses increased by ¥12,915 million from the previous year to ¥210,302 million due to the increase in loss on sales of bonds.
As a result, ordinary profit increased by ¥6,574 million from the previous year to ¥114,648 million, and profit attributable to owners of parent decreased by ¥1,750 million from the previous year to ¥74,574 million. Net income per share is ¥60.80.
c) Forecasts for the year ending March 31, 2017
The forecast of operating results for Concordia Financial Group, Ltd (“Concordia Financial Group”), which is wholly-owning parent company of Bank of Yokohama and The Higashi-Nippon Bank, Limited (“Higashi-Nippon Bank”) established on April 1, 2016, for the year ending March 31, 2017 is as follows:
(Unit: Billions of yen)
Consolidated
Ordinary profit	93.5
Profit attributable to owners of parent	123.5
The forecast for operating results above is based on the information available to Concordia Financial Group and assumptions related to uncertain factors that may affect the future results. The actual results may differ significantly due to various factors.

(2) Analysis of financial position
a) Assets and liabilities
As a result of promoting comprehensive transactions, deposits increased by ¥513.8 billion to ¥12,635.2 billion, of which time deposits increased by ¥0.3 billion to ¥3,233.5 billion.
As a result of focusing on apartment loans and loans to small and medium-sized businesses, loans increased by ¥224.4 billion to ¥9,948.4 billion. In addition, securities decreased by ¥92.1 billion to ¥2,368.3 billion, of which government bonds decreased by ¥73.2 billion to ¥630 billion.
Total assets decreased by ¥108.9 billion to ¥15, 268.9 billion.
Capital adequacy ratio is 12.77% (preliminary figures) on a consolidated basis and 12.41% (preliminary figures) on a non-consolidated basis.
	March 31, 2012	March 31, 2013	March 31, 2014	March 31, 2015	March 31, 2016
Capital adequacy ratio (Consolidated)	13.67%	13.99%	13.37%	13.29%	12.77% (preliminary figures)
Capital Adequacy Ratio is calculated in accordance with “the standards for determining whether the status of capital adequacy is appropriate in consideration of assets, etc. held by the bank under the provisions of Article 14-2 of the Banking Law (FSA Notification No.19, 2006)”. The ratio has been calculated in accordance with the notification of revision to Capital Adequacy Ratio (FSA Notification No.28, 2012) since the end of March 2013. Bank of Yokohama calculates the capital adequacy ratio in accordance with BIS standard.
b) Cash flows
Bank of Yokohama used ¥76,179 million in cash flows from operating activities due to the decrease in call money and others, used ¥28,051 million in cash flows from investing activities due to acquisition of securities, and used ¥46,873 million in cash flows from financing activities due to purchase of treasury shares. Consequently, cash and cash equivalents amounted to ¥ 2,038,749 million, a year-on-year decrease of ¥151,133 million.

(3) Basic policy for profit allocation and dividend for the year ended March 31, 2016 and the year ending March 31, 2017
a) Basic policy for profit allocation for the year ended March 31, 2016
Bank of Yokohama adopts a profit return policy of maintaining stable dividends based on its performance as follows. Under this policy, Bank of Yokohama will provide proactive profit return considering flexible purchase of treasury shares continuously. In addition, Bank of Yokohama will pay a special dividend in the case where profit attributable to owners of parent (consolidated) exceeds ¥55 billion.

Profit return policy
Bank of Yokohama will pay ¥11 per year as an ordinary dividend stably, of which half of ¥5.5 as an interim dividend and remaining of ¥5.5 as a year-end dividend, regardless of operating results.
In addition, Bank of Yokohama will flexibly purchase treasury shares based on the market condition and forecast for operating results.
Bank of Yokohama will pay a special dividend in the case where profit attributable to owners of parent (consolidated) exceeds ¥55 billion.

b) Dividend for the year ended March 31, 2016
For dividends of Bank of Yokohama for the year ended March 31, 2016, as profit attributable to owners of parent exceeded ¥55 billion, Bank of Yokohama will pay a special dividend of ¥3 per share as a performance-based dividend and ordinary dividends of ¥11 per share as a stable dividend, totaled to ¥14 per share per year based on the profit return policy mentioned above.

c) Basic policy for profit allocation for the year ending March 31, 2017
  Concordia Financial Group adopts shareholders’ return policy of maintaining stable dividends based on its performance as follows. Under this policy, Concordia Financial Group will provide shareholders’ return proactively.

Shareholders’ return policy
Concordia Financial Group will pay ¥13 per year as ordinary dividends stably, of which half of ¥6.5 as an interim dividend and remaining of ¥6.5 as a year-end dividend, regardless of operating results.
In addition, Concordia Financial Group will flexibly purchase treasury shares based on the market condition and forecasts for operating results. Furthermore, Concordia Financial Group will pay a special dividend in the case where profit attributable to owners of parent* exceeds ¥60 billion and set approximately 50% of profit attributable to owners of parent * as a guide for our consideration of the total annual shareholders’ return.
* Gain on bargain purchase will be excluded.

d) Dividend for the year ending March 31, 2017
For dividends of Concordia Financial Group for the year ending March 31, 2017, Concordia Financial Group will pay ordinary dividends of ¥13 per share as a stable dividend, and an additional dividend of ¥1 per share as an anniversary dividend accompanying the establishment of Concordia Financial Group, totaled to ¥14 per share based on the shareholders’ return policy. In addition, Concordia Financial Group will pay a special dividend in the case where profit attributable to owners of parent (consolidated) exceeds ¥60 billion. The amount of a special dividend will be announced based on the performance.

2. Overview of Bank of Yokohama group
(1) Nature of the business
Bank of Yokohama group (Bank of Yokohama and its affiliates) is consisted of Bank of Yokohama and its 15 subsidiaries, and engages in banking as a mainstay business as well as leasing, securities, venture capital and other financial services.

(2) Organization

3. Management policy
(1) Basic policy
Concordia Financial Group wholly-owing parent of Bank of Yokohama and Higashi-Nippon Bank, has formulated “Management Philosophy”, a philosophy that forms our basis of business activities, set “Long-term Vision” to realize the Management Philosophy for each relationship between Concordia Financial Group and stakeholders, and fulfilled social mission and role as a regional financial group with a slogan of “One Heart for You”, derived from our business name “Concordia”.

【Management philosophy of Concordia Financial Group】
Concordia Financial Group aims to contribute to creating a vibrant future as a trusted financial group and to enhance its corporate value together with the growth of the region by providing the best financial services to its customers through collaboration that leverages the strengths and uniqueness of each group company.

【Long-term visions of Concordia Financial Group】
(a) Aim to become a trusted financial group by maintaining deep relationship with customers as a regional financial institution and providing broad, high-quality financial services and regional information leveraging its wide-area network achieved through the business integration.
(b) Aim to strengthen earning capacity and improve corporate value by strategically placing into growing areas and business fields management resources that are created through proactive sharing of each group company’s business infrastructure and know-how to the maximum extent and promoting streamlining and improvements in efficiency, even while maintaining each group company’s brand.

(c) Aim to improve each employee’s capabilities in consulting services and of assessing the future prospects of customers’ businesses in order to appropriately respond to changes in environment and customers’ needs and to pursue constant customer satisfaction.
(d) Contribute to the prosperity of the region by providing solutions that utilize sophisticated consulting services and financial techniques to address various issues in the Metropolitan area and the surrounding region where the group is based.

(2) Targeted management indicators
Concordia Financial Group has started the Medium-term Management Plan “One Heart for You -1st Stage-”, which is positioned as a 3-year phase starting from April 2016 through March 2019 whereby Concordia Financial Group enhances and deepens relationships with customers by adapting promptly to the change of financial environment and putting efforts in efficiency improvement as well as proactive investments in growth area to realize synergies from the business integration as early as possible.

Targeted indicators of medium-term management plan for the year ended March 31, 2019 are as follows:
Targeted indicators for the year ended March 31, 2019
ROE (consolidated)	Around 7%
Common Equity Tier 1 Capital Ratio (consolidated)	Middle of 11%
OHR (sum of the two banks’ non-consolidated figures)	Around 50%

In addition to the above, Bank of Yokohama has developed following 3 basic policies: 1) share know-how with Higashi-Nippon Bank to realize synergies from the management integration as early as possible, 2) aim to become a bank serving both the region and customers, with a focus on Kanagawa Prefecture, the major sales activity base of Bank of Yokohama, 3) aim to realize an optimum balance between financial soundness, profitability and growth, and will execute initiatives to achieve targeted indicators.

<Targeted indicators of medium-term management plan of Bank of Yokohama>
Targeted indicators for the year ended March 31, 2019
Main individual customers (Note 1)	Around 2.5 million individual customers
Core corporate customers (Note 1)	Around 12,000 corporate customers
Fees and commissions income ratio (consolidated)	Around 25%
RORA (consolidated) (Note 2)	Around 1.0%
(Note 1) The number of main individual customers and core corporate customers represents that of customers using Bank of Yokohama as their main bank (definition by Bank of Yokohama)
(Note 2) RORA (consolidated) is based on the profit attributable to the owners of parent (Bank of Yokohama’s consolidated profit)

(3) Medium to long-term management strategy
Under the Concordia Financial Group’s Medium-term Management Plan “One Heart for You -1st Stage-”, Concordia Financial Group will implement following 4 fundamental strategies to achieve long-term visions and management objectives.

 <Fundamental strategies>
 (a) Enhance connection with customers and widen services scope
 (b) Accelerate growth by realizing group synergies
 (c) Nurture human resources with broad expertise and promote diversity
 (d) Get involved in regional issues, including regional revitalization proactively

(4) Issues to be addressed
While external environment surrounding banks is changing rapidly, including the implementation of quantitative and qualitative monetary easing with a negative interest rate by the Bank of Japan, development of FinTech, tightening of capital adequacy requirements, Concordia Financial Group has started the Medium-term Management Plan “One Heart for You -1st Stage-”, which is positioned as a 3-year phase starting from April 2016 through March 2019 whereby Concordia Financial Group enhances and deepens relationships with customers by adapting promptly to the change of financial environment and putting efforts in efficiency improvement as well as proactive investments in growth area to realize synergies from the business integration as early as possible.

　Under the Medium-term Management Plan, Concordia Financial Group focuses on 4 fundamental strategies, (a) Enhance connection with customers and widen services scope, (b) Accelerate growth by realizing group synergies, (c) Nurture human resources with broad expertise and promote diversity, (d) Get involved in regional issues, including regional revitalization proactively, and aims to formulate a trusted and preferred group by customers by providing useful services to customers.

4. Basic concept for selecting accounting standards
Bank of Yokohama group prepares consolidated financial statements in accordance with generally accepted accounting principles in Japan (“Japanese GAAP”). With regard to the adoption of International Financial Reporting Standards (“IFRS”), Bank of Yokohama will consider current situations and take appropriate actions.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets
		(Unit: Millions of Yen)
	As of March 31, 2015	As of March 31, 2016
Assets :
Cash and due from banks	2,303,301	2,079,132
Call loans and bills bought	273,006	263,285
Monetary claims bought	124,369	102,977
Trading assets	15,233	12,058
Securities	2,460,453	2,368,351
Loans and bills discounted	9,724,053	9,948,486
Foreign exchanges	7,315	12,214
Lease receivables and investment assets	65,028	64,697
Other assets	115,104	147,662
Tangible fixed assets	125,136	130,383
Buildings, net	37,700	43,007
Land	80,328	79,499
Construction in progress	1,965	1,262
Other tangible fixed assets	5,143	6,613
Intangible fixed assets	12,205	11,705
Software	11,161	10,886
Goodwill	621	402
Other intangible fixed assets	422	416
Net defined benefit asset	32,392	27,843
Deferred tax assets	5,150	4,698
Customers' liabilities for acceptances and guarantees	182,209	155,087
Allowance for loan losses	(67,115)	(59,635)
Total assets	15,377,845	15,268,948
Liabilities :
Deposits	12,121,479	12,635,256
Negotiable certificates of deposit	106,960	177,110
Call money and bills sold	777,299	126,364
Payables under securities lending transactions	247,651	111,855
Trading liabilities	609	194
Borrowed money	695,315	825,662
Foreign exchanges	56	181
Other liabilities	193,190	196,873
Provision for directors' bonuses	69	59
Net defined benefit liability	253	296
Provision for reimbursement of deposits	1,653	1,745
Provision for contingent losses	774	710
Reserves under special laws	11	15
Deferred tax liabilities	22,353	12,137
Deferred tax liabilities for land revaluation	17,461	16,594
Acceptances and guarantees	182,209	155,087
Total liabilities	14,367,349	14,260,145

		(Unit: Millions of Yen)
	As of March 31, 2015	As of March 31, 2016
Net assets :
Capital stock	215,628	215,628
Capital surplus	177,244	177,244
Retained earnings	430,668	488,988
Treasury shares	(5,090)	(34,009)
Total shareholders’ equity	818,450	847,851
Valuation difference on available-for-sale securities	109,501	84,335
Deferred gains or losses on hedges	41	37
Revaluation reserve for land	36,060	36,928
Remeasurements of defined benefit plans	1,159	(5,668)
Total accumulated other comprehensive income	146,762	115,633
Subscription rights to shares	314	267
Non-controlling interests	44,967	45,050
Total net assets	1,010,495	1,008,803
Total liabilities and net assets	15,377,845	15,268,948

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income
(Consolidated Statements of Income)
		(Unit: Millions of Yen)
	For the year ended March 31, 2015	For the year ended March 31, 2016
Ordinary income	305,462	324,950
Interest income	164,181	161,314
Interest on loans and discounts	132,268	127,049
Interest and dividends on securities	26,255	27,744
Interest on call loans and bills bought	1,235	1,954
Interest on receivables under securities borrowing transactions	-	0
Interest on deposits with banks	2,142	2,321
Other interest income	2,279	2,244
Fees and commissions	67,206	65,186
Trading income	2,366	2,829
Other ordinary income	65,386	81,766
Other income	6,320	13,853
Reversal of allowance for loan losses	-	3,489
Recoveries of written off claims	2,759	1,943
Other	3,561	8,420
Ordinary expenses	197,387	210,302
Interest expenses	7,959	9,912
Interest on deposits	4,406	4,724
Interest on negotiable certificates of deposit	69	173
Interest on call money and bills sold	578	1,508
Interest on payables under securities lending transactions	412	842
Interest on borrowings and rediscounts	498	972
Interest on bonds	143	-
Other interest expenses	1,850	1,691
Fees and commissions payments	11,895	12,258
Trading expenses	4	-
Other ordinary expenses	55,721	70,260
General and administrative expenses	113,075	111,523
Other expenses	8,731	6,347
Provision of allowance for loan losses	2,123	-
Other	6,608	6,347
Ordinary profit	108,074	114,648
Extraordinary income	12,230	8
Gain on disposal of non-current assets	3,128	8
Gain on bargain purchase	9,101	-
Extraordinary losses	1,618	713
Loss on disposal of non-current assets	1,615	709
Other	3	4
Profit before income taxes	118,686	113,943
Income taxes - current	31,774	29,977
Income taxes - deferred	7,588	7,724
Total income taxes	39,362	37,702
Profit	79,324	76,241
Profit attributable to non-controlling interests	2,999	1,666
Profit attributable to owners of parent	76,324	74,574

(Consolidated Statements of Comprehensive Income)
		(Unit: Millions of Yen)
	For the year ended March 31, 2015	For the year ended March 31, 2016
Profit	79,324	76,241
Other comprehensive income	65,489	(31,129)
Valuation difference on available-for-sale securities	53,982	(25,165)
Deferred gains or losses on hedges	33	(3)
Revaluation reserve for land	1,843	867
Remeasurements of defined benefit plans	9,629	(6,827)
Comprehensive income	144,813	45,112
(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	141,142	43,445
Comprehensive income attributable to non-controlling interests	3,671	1,666

(3) Consolidated Statements of Changes in Net Assets
  For the year ended March 31, 2015
(Unit: Millions of Yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury shares	Total shareholders’ equity
Balance at beginning of current period	215,628	177,244	393,957	(5,585)	781,244
Cumulative effects of changes in accounting policies			(2,097)		(2,097)
Restated balance	215,628	177,244	391,859	(5,585)	779,146
Changes of items during period
Dividends of surplus			(15,276)		(15,276)
Profit attributable to owners of parent			76,324		76,324
Purchase of treasury shares				(22,536)	(22,536)
Disposal of treasury shares		72		719	792
Retirement of treasury shares		(72)	(22,239)	22,312	―
Net changes of items other than shareholders’ equity
Total changes of items during period	―	―	38,808	494	39,303
Balance at end of current period	215,628	177,244	430,668	(5,090)	818,450

	Accumulated other comprehensive income
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Revaluation reserve for land	Remeasurements of defined benefit plans	Total accumulated other comprehensive income	Subscription rights to shares	Non-controlling interests	Total net assets
Balance at beginning of current period	56,190	7	34,216	(8,469)	81,945	265	58,050	921,506
Cumulative effects of changes in accounting policies								(2,097)
Restated balance	56,190	7	34,216	(8,469)	81,945	265	58,050	919,409
Changes of items during period
Dividends of surplus								(15,276)
Profit attributable to owners of parent								76,324
Purchase of treasury shares								(22,536)
Disposal of treasury shares								792
Retirement of treasury shares								―
Net changes of items other than shareholders’ equity	53,310	33	1,843	9,629	64,817	48	(13,082)	51,783
Total changes of items during period	53,310	33	1,843	9,629	64,817	48	(13,082)	91,086
Balance at end of current period	109,501	41	36,060	1,159	146,762	314	44,967	1,010,495

For the year ended March 31, 2016
(Unit: Millions of Yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury shares	Total shareholders’ equity
Balance at beginning of current period	215,628	177,244	430,668	(5,090)	818,450
Changes of items during period
Dividends of surplus			(16,135)		(16,135)
Profit attributable to owners of parent			74,574		74,574
Purchase of treasury shares				(30,040)	(30,040)
Disposal of treasury shares			(118)	1,121	1,003
Net changes of items other than shareholders’ equity
Total changes of items during period	―	―	58,319	(28,918)	29,401
Balance at end of current period	215,628	177,244	488,988	(34,009)	847,851

	Accumulated other comprehensive income
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Revaluation reserve for land	Remeasurements of defined benefit plans	Total accumulated other comprehensive income	Subscription rights to shares	Non-controlling interests	Total net assets
Balance at beginning of current period	109,501	41	36,060	1,159	146,762	314	44,967	1,010,495
Changes of items during period
Dividends of surplus								(16,135)
Profit attributable to owners of parent								74,574
Purchase of treasury shares								(30,040)
Disposal of treasury shares								1,003
Net changes of items other than shareholders’ equity	(25,165)	(3)	867	(6,827)	(31,129)	(47)	82	(31,094)
Total changes of items during period	(25,165)	(3)	867	(6,827)	(31,129)	(47)	82	(1,692)
Balance at end of current period	84,335	37	36,928	(5,668)	115,633	267	45,050	1,008,803

(4) Consolidated Statements of Cash Flows
		(Unit: Millions of Yen)
	For the year ended March 31, 2015	For the year ended March 31, 2016
Cash flows from operating activities :
Profit before income taxes	118,686	113,943
Depreciation	8,722	8,749
Amortization of goodwill	204	219
Gain on bargain purchase	(9,101)	-
Increase (decrease) in allowance for loan losses	(4,960)	(7,480)
Increase (decrease) in provision for directors' bonuses	4	(9)
Decrease (increase) in net defined benefit asset	(4,666)	(5,329)
Increase (decrease) in net defined benefit liability	37	42
Increase (decrease) in provision for reimbursement of deposits	80	92
Increase (decrease) in provision for contingent losses	25	(63)
Interest income	(164,181)	(161,314)
Interest expenses	7,959	9,912
Loss (gain) related to securities	23,087	30,469
Foreign exchange losses (gains)	(25,607)	17,300
Loss (gain) on disposal of non-current assets	(1,512)	700
Net decrease (increase) in trading assets	(5,188)	3,175
Net increase (decrease) in trading liabilities	(92)	(415)
Net decrease (increase) in loans and bills discounted	(270,456)	(224,377)
Net increase (decrease) in deposits	292,257	513,777
Net increase (decrease) in negotiable certificates of deposit	57,350	70,150
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	394,131	130,346
Net decrease (increase) in due from banks (excluding due from the Bank of Japan)	41,711	73,035
Net decrease (increase) in call loans and others	9,420	29,785
Net increase (decrease) in call money and others	595,121	(650,935)
Net increase (decrease) in payables under securities lending transactions	156,060	(135,796)
Net decrease (increase) in foreign exchanges - assets	(2,213)	(4,899)
Net increase (decrease) in foreign exchanges - liabilities	(2)	125
Net decrease (increase) in lease receivables and investment assets	1,057	(742)
Interest and dividends received	169,383	167,662
Interest paid	(8,230)	(9,617)
Other, net	(10,672)	(17,376)
Subtotal	1,368,412	(48,867)
Income taxes paid	(37,507)	(27,312)
Net cash provided by (used in) operating activities	1,330,904	(76,179)

		(Unit: Millions of Yen)
	For the year ended March 31, 2015	For the year ended March 31, 2016
Cash flows from investing activities :
Purchase of securities	(5,973,138)	(4,986,273)
Proceeds from sales of securities	5,028,022	4,346,278
Proceeds from redemption of securities	619,775	626,434
Purchase of tangible fixed assets	(7,130)	(10,754)
Proceeds from sales of tangible fixed assets	3,395	206
Purchase of intangible fixed assets	(5,125)	(3,666)
Other, net	(271)	(277)
Net cash provided by (used in) investing activities	(334,472)	(28,051)
Cash flows from financing activities :
Payments for redemption of subordinated bonds and bonds with subscription rights to shares	(30,000)	-
Proceeds from share issuance to non-controlling shareholders	204	-
Cash dividends paid	(15,276)	(16,135)
Cash dividends paid to non-controlling interests	(1,592)	(1,584)
Purchase of treasury shares	(22,536)	(30,040)
Proceeds from sales of treasury shares	763	886
Purchase of treasury shares of subsidiaries	(6,194)	-
Net cash provided by (used in) financing activities	(74,632)	(46,873)
Effect of exchange rate change on cash and cash equivalents	53	(27)
Net increase (decrease) in cash and cash equivalents	921,853	(151,133)
Cash and cash equivalents at beginning of period	1,268,029	2,189,882
Cash and cash equivalents at end of period	2,189,882	2,038,749

(5) Note on Going Concern Assumption
　 Not applicable.

(6) Changes in Accounting Policies, Accounting Estimates, and Restatements
(Changes in accounting policies)
Bank of Yokohama has adopted Accounting Standard for Business Combinations (ASBJ Statement No. 21 issued on September 13, 2013, “Business Combination Accounting Standard”), Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22 issued on September 13, 2013, “Consolidation Accounting Standard”) and Accounting Standard for Business Divestitures (ASBJ Statement No. 7 issued on September 13, 2013, “Business Divestitures Accounting Standard”), effective from the year ended March 31, 2016. In accordance with these accounting standards, Bank of Yokohama has changed accounting policies as follows:
(a)	The difference arising from a change in Bank of Yokohama’s ownership interests in a subsidiary over which Bank of Yokohama continues to have control is recognized in Capital surplus.
(b)	Acquisition-related costs are expensed in the period incurred.
(c)
For a business combination occurring on or after April 1, 2015, an adjustment to the provisional amounts arising from the finalization of the tentative accounting treatment relating to the purchase price allocation is retrospectively recognized in the consolidated financial statements for the accounting period in which the combination occurs.

In addition, changes are made to the presentation of “Profit” and other relevant items, and “Minority interests” is changed to “Non-controlling interests”. Certain amounts in the consolidated financial statements for the year ended March 31, 2015 have been reclassified to reflect these changes.
In accordance with the transitional treatments set forth in Paragraph 58-2 (4) of Business Combination Accounting Standard, Paragraph 44-5 (4) of Consolidation Accounting Standard and Paragraph 57-4 (4) of Business Divestitures Accounting Standard, Bank of Yokohama has prospectively adopted these accounting standards from the beginning of the year ended March 31, 2016.
There is no effect of these changes on the consolidated financial statements for the year ended March 31, 2016.

(7) Notes to consolidated financial statements
(Additional information)
　On March 29, 2016, the “Act to partially revise the Income Tax Act and Others” (Act No. 15 of 2016) and “Act to partially revise the Local Tax Act and Others” (Act No.13 of 2016) were enacted. Under these acts, effective for fiscal years beginning on or after April 1, 2016, corporate tax rate will be reduced. As a result, effective statutory tax rates used to determine deferred tax assets and liabilities will be from current 32.2% to 30.8% for temporary differences that are expected to reverse during the fiscal year beginning on April 1, 2016 and beginning on April 1, 2017 and to 30.6% for temporary differences that are expected to reverse during the fiscal years beginning on April 1, 2018. The effect of these changes in the statutory tax rates was to decrease deferred tax assets by ¥81 million and deferred tax liabilities by ¥1,063 million, and increase valuation difference on available-for-sale securities by ¥1,834 million and income taxes-deferred by ¥984 million, and decrease deferred tax liabilities for land revaluation by ¥867 million with an increase of the same amount of revaluation reserve for land.

(Segment information)
Bank of Yokohama Group engages in banking as its mainstay business, as well as leasing, securities, and other financial services businesses.
The Group Strategic Conference established by Bank of Yokohama helps each group company set its own management goals and conducts periodic reviews of progress as part of its thorough supervision of the management of the whole group. Segment information for businesses other than the banking of each Group company is not disclosed due to its immateriality.

(Per share information)
For the year ended March 31, 2016
Net assets per share	¥799.85
Net income per share	¥60.80
Diluted net income per share	¥60.77
(Note)  1. Basis for calculation of net assets per share is as follows:
		As of March 31, 2016
Total net assets	Millions of yen	1,008,803
Deduction from total net assets	Millions of yen	45,317
Subscription rights to shares	Millions of yen	267
Non-controlling interests	Millions of yen	45,050
Net assets applicable to common stock	Millions of yen	963,485
Number of shares of common stock used in calculation of net assets per share	Thousand of shares	1,204,581

  2. Basis for calculation of net income per share and diluted net income per share is as follows:
		For the year ended March 31, 2016
Net income per share
Profit attributable to owners of parent	Millions of yen	74,574
Amount not available to common shareholders	Millions of yen	―
Profit attributable to owners of parent for common stock	Millions of yen	74,574
Average number of shares of common stock outstanding during the period	Thousand of shares	1,226,501

Diluted net income per share
Adjusted to profit attributable to owners of parent	Millions of yen	―
Increase in the number of shares of common stock	Thousand of shares	601
Subscription rights to shares	Thousand of shares	601
Summary of dilutive shares not included in the calculation of diluted net income per share since there was no dilutive effect		―

(Significant subsequent events)
1. Business integration between Bank of Yokohama and The Higashi-Nippon Bank, Limited
　 Bank of Yokohama and The Higashi-Nippon Bank, Limited (Representative Director, President: Michitoo Ishii) (“Higashi-Nippon Bank”, together, the “Banks”) resolved at their respective meetings of the board of directors held on September 8, 2015 to incorporate a company named “Concordia Financial Group, Ltd.” (the “Joint Holding Company”) that would become a wholly-owning parent company of the Banks effective as of April 1, 2016 through a share transfer (“Share Transfer”) subject to obtaining the approval of shareholders of the Banks and regulatory approvals and resolved the outline of the Joint Holding Company and terms of the Share Transfer. The Banks also entered into the “Business Integration Agreement” and jointly prepared the Share Transfer Plan on September 8, 2015.
The Share Transfer Plan was approved at their respective extraordinary meetings of shareholders on December 21, 2015 and the Joint Holding Company was incorporated on April 1, 2016.

(1) Outline of the business combination
(a) Name of the acquired company and its business
          Higashi-Nippon Bank (Banking business)
(b) Major reasons for the business combination
In recent years, the market size in regional economies has been expected to shrink in the future due to the aging and declining population. In addition, there has been a significant structural change in the operating foundation of regional financial institutions, due to the fact that the number of regional financial institutions has not declined despite the fact that, since the collapse of the bubble economy, the corporate sector has surplus funds and has thus been less dependent on indirect finance. Consequently, it has become an important business challenge for all regional financial institutions to cope with reduction of profit margins and deterioration of earnings capacity resulting from interest rate competition.
Taking into account such changes in the environment, the Banks believed that it was necessary for regional financial institutions to promote sharing of a wide-area network and cooperation with each other to further contribute to sustainable regional growth going forward. Based on this belief, the Banks decided to form a new financial group that is open to other regional financial institutions that share the same management strategy and that would play a central role in regional finance with wide area coverage.
While the Banks are both based in the Metropolitan area, Bank of Yokohama Ltd. has as its strengths a stable fund raising capability and the ability to efficiently and broadly provide high-quality financial services that are supported by strong brand power principally in Kanagawa Prefecture and southwest Tokyo, whereas Higashi-Nippon Bank has as its strength sales capabilities focusing on attentive face-to-face transactions and presentation of proposals in the area of loans to small and medium-sized enterprises.
Taking into account such strengths and characteristics of the Banks and the fact that despite both being based in the Metropolitan area, the Banks are not competing much against each other in sales areas, customer bases and areas of strength, etc. but rather are more complementary to each other, the Banks confirmed that the Banks would be able to improve services to customers and corporate value through the expected improvements in efficiency and synergy effects for growth from the business integration. Accordingly, Bank of Yokohama and Higashi-Nippon Bank reached a definitive agreement on the implementation of the business integration through the establishment of a holding company on September 8, 2015.
(c) Date of the business combination
　　April 1, 2016
(d) Legal form of the business combination
　　Incorporation of a joint holding company through a share transfer
(e) Company name after the business combination
　　Concordia Financial Group, Ltd.
(f) Ratio of voting rights acquired
　　100%
(g) Main basis for determining the acquiring company
　　Based on factors in determining the acquiring company in the Accounting Standard for Business Combination.

(2) Transfer ratio by class of shares, its calculation method, and the number of shares delivered
(a) Share transfer ratio by class of shares
(i) One share of the Joint Holding Company for each share of common stock of Bank of Yokohama
(ii) 0.541 share of the Joint Holding Company for each share of common stock of Higashi-Nippon Bank
(b) Calculation method
Bank of Yokohama appointed Daiwa Securities Co. Ltd. and Higashi-Nippon Bank appointed SMBC Nikko Securities Inc. as independent third party assessors and each requested its respective assessor to calculate the share transfer ratio. Based on the reports submitted by the assessors and upon discussions on the share transfer ratio among the Banks, the share transfer ratio was agreed upon and determined.
(c) Number of shares delivered
Common stock 1,300,263,183 shares

2. Retirement of treasury shares
　Bank of Yokohama decided retirement of treasury shares at meeting of the board of directors held on February 24, 2016 in accordance with Article 178 of the Companies Act and performed as follows:
(1) Reason for retirement of treasury shares
　In pursuing the business integration between Bank of Yokohama and Higashi-Nippon Bank, Bank of Yokohama retired treasury shares in accordance with the Share Transfer Plan approved at their respective extraordinary meetings of shareholders on December 21, 2015.
(2) Type of shares retired
　Common stock
(3) Total number of shares retired
　49,494,306 shares
(4) Date of retirement
　　April 1, 2016

3. Redemption of preferred securities
　Bank of Yokohama determined the redemption of preferred securities issued through an overseas special purpose company, a subsidiary of Bank of Yokohama, on April 27, 2016. The outline of preferred securities to be redeemed is as follows:
(1) Issuer
　　Yokohama Preferred Capital Cayman Limited
(2) Type of securities issued
　　Non-cumulative perpetual preferred securities
(3) Gross amount of redemption
　　¥40 billion
(4) Expected redemption date
　　July 25, 2016
(5) Reasons for redemption
　　Due for voluntary redemption

6. Non-Consolidated Financial Statements
(1) Non-Consolidated Balance Sheets
		(Unit: Millions of Yen)
	As of March 31, 2015	As of March 31, 2016
Assets :
Cash and due from banks	2,299,181	2,077,722
Cash	125,751	147,818
Due from banks	2,173,430	1,929,903
Call loans	273,006	263,285
Monetary claims bought	117,416	95,255
Trading assets	15,233	12,058
Trading account securities	7,599	11,540
Derivatives of trading securities	64	-
Trading-related financial derivatives	570	517
Other trading assets	6,999	-
Securities	2,461,869	2,371,236
Government bonds	700,195	628,588
Local government bonds	258,822	234,687
Corporate bonds	689,545	613,971
Stocks	232,184	217,110
Other securities	581,120	676,878
Loans and bills discounted	9,778,038	10,005,477
Bills discounted	31,993	27,445
Loans on bills	263,106	264,519
Loans on deeds	8,647,854	8,902,649
Overdrafts	835,083	810,862
Foreign exchanges	7,315	12,214
Due from foreign banks (our accounts)	2,640	8,827
Foreign bills bought	525	506
Foreign bills receivable	4,148	2,880
Other assets	87,452	120,247
Prepaid expenses	1,975	3,116
Accrued income	12,568	12,230
Initial margins of futures markets	32	1,653
Variation margins of futures markets	15	27
Derivatives other than for trading - assets	48,437	63,228
Cash collateral paid for financial instruments	7,391	20,137
Other	17,030	19,854
Tangible fixed assets	126,047	131,690
Buildings, net	34,410	39,726
Land	86,108	85,280
Construction in progress	1,965	1,262
Other tangible fixed assets	3,562	5,420
Intangible fixed assets	10,696	10,542
Software	10,285	10,137
Other intangible fixed assets	411	405
Prepaid pension cost	30,682	36,011
Customers’ liabilities for acceptances and guarantees	54,678	49,463
Allowance for loan losses	(57,284)	(49,997)
Total assets	15,204,334	15,135,207

		(Unit: Millions of Yen)
	As of March 31, 2015	As of March 31, 2016
Liabilities :
Deposits	12,158,517	12,680,813
Current deposits	419,672	413,733
Ordinary deposits	7,947,161	8,365,740
Saving deposits	216,309	209,830
Deposits at notice	96,583	101,489
Time deposits	3,234,467	3,234,824
Other deposits	244,322	355,194
Negotiable certificates of deposit	126,960	197,110
Call money	777,299	126,364
Payables under securities lending transactions	247,651	111,855
Trading liabilities	609	194
Derivatives of trading securities	71	11
Trading-related financial derivatives	538	182
Borrowed money	710,193	840,538
Borrowings from other banks	710,193	840,538
Foreign exchanges	56	181
Due to foreign banks (their accounts)	-	15
Foreign bills sold	20	1
Foreign bills payable	35	164
Other liabilities	140,327	145,457
Income taxes payable	10,807	15,057
Accrued expenses	10,974	11,543
Unearned revenue	2,693	2,478
Derivatives other than for trading - liabilities	42,771	45,711
Cash collateral received for financial instruments	-	3,753
Asset retirement obligations	22	14
Other	73,058	66,898
Provision for directors’ bonuses	69	59
Provision for reimbursement of deposits	1,653	1,745
Provision for contingent losses	774	710
Deferred tax liabilities	22,613	15,345
Deferred tax liabilities for land revaluation	17,461	16,594
Acceptances and guarantees	54,678	49,463
Total liabilities	14,258,865	14,186,433

		(Unit: Millions of Yen)
	As of March 31, 2015	As of March 31, 2016
Net assets :
Capital stock	215,628	215,628
Capital surplus	177,244	177,244
Legal capital surplus	177,244	177,244
Retained earnings	413,864	470,444
Legal retained earnings	38,384	38,384
Other retained earnings	375,479	432,060
Reserve for advanced depreciation of non-current assets	2,585	2,563
General reserve	118,234	118,234
Retained earnings brought forward	254,660	311,262
Treasury shares	(5,090)	(34,009)
Total shareholders’ equity	801,646	829,308
Valuation difference on available-for-sale securities	107,406	82,232
Deferred gains or losses on hedges	41	37
Revaluation reserve for land	36,060	36,928
Total valuation and translation adjustments	143,508	119,198
Subscription rights to shares	314	267
Total net assets	945,469	948,773
Total liabilities and net assets	15,204,334	15,135,207

(2) Non-Consolidated Statements of Income
		(Unit: Millions of Yen)
	For the year ended March 31, 2015	For the year ended March 31, 2016
Ordinary income	260,193	280,550
Interest income	165,670	163,537
Interest on loans and discounts	132,425	127,207
Interest and dividends on securities	27,723	29,928
Interest on call loans	1,235	1,954
Interest on receivables under securities borrowing transactions	-	0
Interest on deposits with banks	2,142	2,321
Other interest income	2,143	2,125
Fees and commissions	57,021	56,673
Fees and commissions on domestic and foreign exchanges	10,374	10,360
Other fees and commissions	46,646	46,312
Trading income	424	535
Gains on trading account securities transactions	421	219
Income from trading-related financial derivatives transactions	-	313
Other trading income	3	2
Other ordinary income	30,205	45,823
Gains on foreign exchange transactions	1,503	1,447
Gains on sales of bonds	1,978	3,976
Income from derivatives other than for trading or hedging	26,700	40,397
Other	22	2
Other income	6,872	13,980
Reversal of allowance for loan losses	-	4,264
Recoveries of written off claims	1,751	940
Gain on sales of stocks and other securities	1,598	4,805
Other	3,522	3,970
Ordinary expenses	158,156	172,116
Interest expenses	9,072	11,016
Interest on deposits	4,412	4,730
Interest on negotiable certificates of deposit	75	179
Interest on call money	578	1,508
Interest on payables under securities lending transactions	412	842
Interest on borrowings and rediscounts	1,599	2,064
Interest on bonds	143	-
Interest on interest swaps	9	128
Other interest expenses	1,840	1,562
Fees and commissions payments	14,385	14,652
Fees and commissions on domestic and foreign exchanges	1,917	1,947
Other fees and commissions	12,468	12,705
Trading expenses	4	-
Expenses on trading-related financial derivatives transactions	4	-
Other ordinary expenses	25,372	39,212
Loss on sales of bonds	23,114	37,961
Loss on redemption of bonds	2,211	1,139
Loss on devaluation of bonds	46	111
General and administrative expenses	104,362	102,777
Other expenses	4,959	4,456
Provision of allowance for loan losses	730	-
Written-off of loans	1,372	1,008
Losses on sales of stocks and other securities	13	-
Losses on devaluation of stocks and other securities	8	20
Other	2,834	3,427

		(Unit: Millions of Yen)
	For the year ended March 31, 2015	For the year ended March 31, 2016
Ordinary profit	102,037	108,433
Extraordinary income	2,630	8
Gain on disposal of non-current assets	2,630	8
Extraordinary losses	1,610	706
Loss on disposal of non-current assets	1,610	706
Income before income taxes	103,057	107,736
Income taxes - current	28,570	27,746
Income taxes - deferred	6,965	7,155
Total income taxes	35,536	34,901
Net income	67,521	72,834

(3) Non-Consolidated Statements of Changes in Net Assets
  For the year ended March 31, 2015
(Unit: Millions of Yen)
	Shareholders’ equity
		Capital surplus			Retained earnings
						Other retained earnings
	Capital stock	Legal capital surplus	Other capital surplus	Total capital surplus	Legal retained earnings	Reserve for advanced depreciation of non-current assets	General reserve	Retained earnings brought forward	Total retained earnings	Treasury shares	Total shareholders' equity
Balance at beginning of current period	215,628	177,244	―	177,244	38,384	1,157	118,234	228,180	385,956	(5,585)	773,243
Cumulative effects of changes in accounting policies								(2,097)	(2,097)		(2,097)
Restated balance	215,628	177,244	―	177,244	38,384	1,157	118,234	226,082	383,858	(5,585)	771,146
Changes of items during period
Dividends of surplus								(15,276)	(15,276)		(15,276)
Provision of reserve for advanced depreciation of non-current assets						1,471		(1,471)	―		―
Reversal of reserve for advanced depreciation of non-current assets						(43)		43	―		―
Net income								67,521	67,521		67,521
Purchase of treasury shares										(22,536)	(22,536)
Disposal of treasury shares			72	72						719	792
Retirement of treasury shares			(72)	(72)				(22,239)	(22,239)	22,312	―
Net changes of items other than shareholders' equity
Total changes of items during period	―	―	―	―	―	1,427	―	28,577	30,005	494	30,500
Balance at end of current period	215,628	177,244	―	177,244	38,384	2,585	118,234	254,660	413,864	(5,090)	801,646

	Valuation and translation adjustments
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Revaluation reserve for land	Total valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at beginning of current period	55,158	7	34,216	89,382	265	862,892
Cumulative effects of changes in accounting policies						(2,097)
Restated balance	55,158	7	34,216	89,382	265	860,794
Changes of items during period
Dividends of surplus						(15,276)
Provision of reserve for advanced depreciation of non-current assets						―
Reversal of reserve for advanced depreciation of non-current assets						―
Net income						67,521
Purchase of treasury shares						(22,536)
Disposal of treasury shares						792
Retirement of treasury shares						―
Net changes of items other than shareholders' equity	52,248	33	1,843	54,125	48	54,174
Total changes of items during period	52,248	33	1,843	54,125	48	84,674
Balance at end of current period	107,406	41	36,060	143,508	314	945,469

For the year ended March 31, 2016
(Unit: Millions of Yen)
	Shareholders’ equity
		Capital surplus		Retained earnings
					Other retained earnings
	Capital stock	Legal capital surplus	Total capital surplus	Legal retained earnings	Reserve for advanced depreciation of non-current assets	General reserve	Retained earnings brought forward	Total retained earnings	Treasury shares	Total shareholders’ equity
Balance at beginning of current period	215,628	177,244	177,244	38,384	2,585	118,234	254,660	413,864	(5,090)	801,646
Changes of items during period
Dividends of surplus							(16,135)	(16,135)		(16,135)
Provision of reserve for advanced depreciation of non-current assets					65		(65)	―		―
Reversal of reserve for advanced depreciation of non-current assets					(87)		87	―		―
Net income							72,834	72,834		72,834
Purchase of treasury shares									(30,040)	(30,040)
Disposal of treasury shares							(118)	(118)	1,121	1,003
Net changes of items other than shareholders’ equity
Total changes of items during period	―	―	―	―	(21)	―	56,602	56,580	(28,918)	27,662
Balance at end of current period	215,628	177,244	177,244	38,384	2,563	118,234	311,262	470,444	(34,009)	829,308

	Valuation and translation adjustments
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Revaluation reserve for land	Total valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at beginning of current period	107,406	41	36,060	143,508	314	945,469
Changes of items during period
Dividends of surplus						(16,135)
Provision of reserve for advanced depreciation of non-current assets						―
Reversal of reserve for advanced depreciation of non-current assets						―
Net income						72,834
Purchase of treasury shares						(30,040)
Disposal of treasury shares						1,003
Net changes of items other than shareholders’ equity	(25,174)	(3)	867	(24,310)	(47)	(24,357)
Total changes of items during period	(25,174)	(3)	867	(24,310)	(47)	3,304
Balance at end of current period	82,232	37	36,928	119,198	267	948,773

SELECTED FINANCIAL INFORMATION FOR THE YEAR ENDED MARCH 31, 2016

【 CONTENTS 】
I. DIGEST OF FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2016		Non-Consolidated Consolidated
II. SUMMARY OF FINANCIAL RESULTS
１．	Profit and Loss	Non-Consolidated Consolidated
２．	Average Balance of Use and Source of Funds (Domestics)	Non-Consolidated
３．	Interest Margins (Domestics)	Non-Consolidated
４．	Fees and Commissions (Domestics)	Non-Consolidated
５．	Gains or Losses on Investment Securities	Non-Consolidated
６．	Net Unrealized Gains (Losses) on Securities	Non-Consolidated Consolidated
７．	Derivative contracts	Consolidated
８．	Expenses, Employees and Branches	Non-Consolidated
９．	Net Business Profit	Non-Consolidated
１０．	Return on Equity	Non-Consolidated Consolidated
１１．	Return on Assets	Non-Consolidated
１２．	Retirement Benefit	Non-Consolidated Consolidated
１３．	Deferred Tax Assets	Non-Consolidated Consolidated
１４．	Capital Adequacy Ratio (BIS Standard)	Consolidated Non-Consolidated

III. LOANS, etc. INFORMATION
１．	Risk Managed Loan Information	Non-Consolidated Consolidated
２．	Allowance for Loan Losses	Non-Consolidated Consolidated
３．	Percentage of Allowance to Total Risk Managed Loans	Non-Consolidated Consolidated
４．	Status of Claims disclosed under the Financial Revitalization Law	Non-Consolidated Consolidated
５．	Status of Coverage of Claims disclosed under the Financial Revitalization Law	Non-Consolidated
※	Allowance Coverage Ratio・Total Coverage Ratio	Non-Consolidated
※	Each Standards Concerning Disclosure of Assets	Non-Consolidated
６．	Off-Balanced Credits	Non-Consolidated
７．	Status of Bankruptcy due to Classification of Loan Categories	Non-Consolidated
８．	Loan Portfolio, etc. Information	Non-Consolidated
９．	Loans Information	Non-Consolidated
１０．	Deposits Information	Non-Consolidated
１１．	Individual Deposit Assets, etc.	Non-Consolidated Consolidated
１２．	Average Balance of Use and Source of Funds, etc.	Non-Consolidated
１３．	Loan-Deposit Ratio and Securities-Deposit Ratio	Non-Consolidated

Ⅰ. DIGEST OF FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2016

1. Income status

	<Non- consolidated>		For the year ended			(Unit: Billions of Yen）
			March 31, 2015	March 31, 2016
					Increase /(Decrease)
1	Gross operating income		204.4	201.6	[(1.3%)]	(2.8)
2	Gross operating income from domestic operations		200.9	197.5		(3.4)
3	Interest income		155.0	150.7		(4.3)
4	Fees and commissions		42.2	41.6		(0.6)
5	Trading income		0.3	0.2		(0.1)
6	Other ordinary income		3.2	4.8		1.6
7	Gross operating income from international operations		3.4	4.1		0.7
8	Expenses		100.4	99.4	[(1.0%)]	(1.0)
9	(Reference) OHR （※1）		49.1%	49.2%		0.1%
10	Of which, personnel		44.5	45.2		0.7
11	Of which, facilities		49.6	47.0		(2.6)
12	Core net business profit	(1-8)	104.0	102.2	[(1.7%)]	(1.8)
13	Provision of allowance for general loan losses		(2.7)	-		2.7
14	Net business profit	(1-8-13)	106.7	102.2	[(4.2%)]	(4.5)
15	Non-recurring gains (losses)		(4.7)	6.1		10.8
16	Of which, disposal of bad debts		3.4	(3.9)		(7.3)
17		Of which, provision of allowance for specific loan losses	3.4	-		(3.4)
18		Of which, reversal of allowance for loan losses	-	4.2		4.2
19	Of which, gains or losses on stocks and other securities		1.5	4.7		3.2
20	Ordinary profit	(14+15)	102.0	108.4	[6.2%]	6.4
21	Extraordinary income (losses)		1.0	(0.6)		(1.6)
22	Total income taxes		35.5	34.9		(0.6)
23	Net income	(20+21-22)	67.5	72.8	[7.8%]	5.3

24	Credit costs	（13+16）	0.7	(3.9)		(4.6)
25	Credit cost ratio (※2）		0.00%	(0.03%)		(0.03%)
					[the rate of change]
	<Consolidated>		For the year ended			(Unit: Billions of Yen）
			March 31, 2015	March 31, 2016
					Increase /(Decrease)
26	Ordinary profit		108.0	114.6	[6.0%]	6.6
27	Profit attributable to owners of parent		76.3	74.5	[(2.2%)]	(1.8)
28		Of which, excluding gain on bargain purchase	67.2	74.5		7.3
29	ROE (※3)		8.35%	7.73%		(0.62%)
30		Of which, excluding gain on bargain purchase	7.39%	7.73%		0.34%
31	RORA (※4)		1.10%	1.04%		(0.06%)

32	Fees and commissions income ratio (※5）		24.7%	24.2%		(0.5%)
					[the rate of change]
<Non-Consolidated>
■ Gross operating income (1)
 Gross operating income decreased by ¥2.8 billion from the previous year to ¥201.6 billion, mainly due to the decrease in interest income from domestic operations in accordance with the decline in market interest rates and the decrease in domestic fees and commissions in accordance with the weakness in stock markets.
■ Expenses (8)
 Expenses decreased by ¥1.0 billion from the previous year to ¥99.4 billion, mainly due to the decrease in non-personnel expense resulting from the decrease in deposit insurance premium rate. OHR (overhead ratio) was 49.2% and maintained at a level of less than 50%, staying with the lowest level among Japanese banks.
■ Core net business profit (12)
 Core net business profit decreased by ¥1.8 billion from the previous year to ¥102.2 billion, due to the decrease in gross operating income despite of the decrease in expenses.
■ Credit costs (24)
 Credit costs decreased by ¥4.6 billion from the previous year to  ¥-3.9 billion for the first time, and credit cost ratio was -0.03%, mainly due to the decrease in occurrence of default and deterioration of borrowers classification.
■ Ordinary profit (20)
 Ordinary profit increased by ¥6.4 billion from the previous year to ¥108.4 billion, due to the decrease in credit costs and the increase in gains or losses on stocks and other securities, mainly resulting from gain on sales of stock acquired by Debt Equity Swap, by ¥3.2 billion from the previous year.
■ Net income (23)
 Net income increased by ¥5.3 billion from the previous year to ¥72.8 billion, which is a historic high, mainly due to the increase in ordinary profit. Net income increased for seven consecutive years.
<Consolidated>
■ Ordinary profit (26)
 Ordinary profit increased by ¥6.6 billion from the previous year to ¥114.6 billion and posted historic-high, mainly due to the increase in non-consolidated ordinary profit.
■ Profit attributable to owners of parent (27)
 Profit attributable to owners of parent decreased by ¥1.8 billion from the previous year to ¥74.5 billion. Profit attributable to owners of parent excluding gain on bargain purchases increased by ¥7.3 billion from the previous year and posted historic-high.
 In addition, ROE (Consolidated) decreased by 0.62% points from the previous year to 7.73%. ROE (Consolidated) excluding gain on bargain purchases increased 0.34% points from the previous year.

(Reference 1) Transition of gross operating income 【Non-consolidated】

(Reference 2) Transition of credit costs 【Non-consolidated】 and credit cost ratio【Non-consolidated】	(Reference 3) Transition of profit attributable to owners of parent 【Consolidated】 and ROE 【Consolidated】

2. Loans <domestic blanches (excluding loans in offshore market account)>
ⅰ.  Transition of outstanding loan balance  <Non-consolidated>
(Unit: Billions of Yen)
		As of March 31, 2014	As of March 31, 2015 (A)	As of March 31, 2016 (B)
					(B)-(A)
Loans ＜outstanding balance＞	[C]				[2.3%]
		9,491.3	9,761.2	9,988.2	227.0
Loans to small and medium-sized businesses, etc.	[A + B]				[1.9%]
		7,692.5	7,897.1	8,051.9	154.8
Loans to small and medium-sized businesses	[A]				[4.6%]
		2,919.1	3,023.3	3,162.4	139.1
Loans to individuals	[B]				[0.3%]
		4,773.3	4,873.8	4,889.4	15.6
Of which, residential loans					[(0.0%)]
		4,422.7	4,513.7	4,513.1	(0.6)
Housing loans					[(1.2%)]
		3,037.0	3,091.6	3,053.9	(37.7)
Apartment loans					[2.6%]
		1,385.6	1,422.0	1,459.1	37.1

Loans (All branches including loans in offshore market account)		9,505.1	9,778.0	10,005.4	227.4

ⅱ. Transition of average loan balance  <Non-consolidated>

			For the year ended		(Unit: Billions of Yen)
		March 31, 2014	March 31, 2015 (A)	March 31, 2016 (B)
					(B)-(A)
Loans ＜average balance＞					[2.5%]
		9,382.9	9,620.4	9,869.2	248.8
Loans to small and medium-sized businesses, etc.	[A + B]				[2.2%]
		7,640.0	7,769.4	7,945.7	176.3
Loans to small and medium-sized businesses	[A]				[3.9%]
		2,935.1	2,967.3	3,083.4	116.1
Loans to individuals	[B]				[1.2%]
		4,704.9	4,802.1	4,862.2	60.1
Of which, residential loans					[1.1%]
		4,358.6	4,448.4	4,499.4	51.0
Housing loans					[0.4%]
		3,007.3	3,052.7	3,065.9	13.2
Apartment loans					[2.7%]
		1,351.2	1,395.7	1,433.5	37.8

Outstanding loans balance increased by 2.3% from the end of the previous year to ¥9,988.2 billion, due to the increase in loans to small and medium-sized businesses by 4.6%.  In all branches basis, the balance of loans was ¥10,005.4 billion and reached over ¥10,000 billion for the first time at the year end.
Average loans balance increased by 2.5% from the previous year to ¥9,869.2 billion, due to the increases in loans to small and medium-sized businesses and loans to individuals.

(Reference 1) Transition of outstanding loan balance	(Reference 2) Transition of average loan balance

3. Deposits <domestic branches (excluding deposits in offshore market account)>

ⅰ. Transition of outstanding deposit balance <Non-consolidated>	(Unit: Billions of Yen）
	As of March 31, 2014	As of March 31, 2015 (A)	As of March 31, 2016 (B)
				(B)-(A)
Deposits ＜outstanding balance＞				[3.6%]
	11,854.5	12,112.1	12,549.4	437.3
Of which, individual				[2.1%]
	8,712.5	8,941.1	9,134.3	193.2
Of which, corporate				[4.8%]
	2,227.4	2,316.7	2,429.4	112.7

ⅱ. Transition of average deposit balance <Non-consolidated>
For the year ended	(Unit: Billions of Yen）
	March 31, 2014	March 31, 2015 (A)	March 31, 2016 (B)
				(B)-(A)
Deposits ＜average balance＞				[3.2%]
	11,295.4	11,616.0	11,996.6	380.6
Of which, individual				[2.6%]
	8,602.7	8,854.2	9,089.6	235.4
Of which, corporate				[3.8%]
	2,208.6	2,305.5	2,394.5	89.0

Outstanding deposits balance increased by 3.6% from the end of the previous year to ¥12,549.4 billion due to the increase in individual and corporate deposits.
Average deposits balance also increased by 3.2% from the previous year to ¥11,996.6 billion due to the increase in individual and corporate deposits.

(Reference) Transition of average individual deposit balance

4. Deposit Assets for individuals
Balance of deposit assets for individuals
<Non-consolidated>		(Unit: Billions of Yen）
		As of March 31,	As of March 31,	As of March 31,
		2014	2015 (A)	2016 (B)	(B)-(A)
Investment trusts		528.6	618.5	550.5	(68.0)
Insurance		959.6	963.7	1,016.8	53.1
Foreign currency deposits		37.7	33.5	27.5	(6.0)
Public bonds		242.8	174.4	133.2	(41.2)
Total balance of investment products for individuals	[Ａ]	1,769.0	1,790.2	1,728.2	(62.0)
Individual deposits (deposits in yen)	[Ｂ]	8,674.7	8,907.5	9,106.7	199.2
Total deposit assets for individuals	[Ｃ]	10,443.7	10,697.7	10,835.0	137.3

<Consolidated>			(Unit: Billions of Yen）
Investment products for individuals at Hamagin Tokai Tokyo Securities Co., Ltd.	[Ｄ]	299.0	350.0	323.3	(26.7)
Total balance of investment products for individuals (Group total)	[Ｅ= Ａ＋Ｄ]	2,068.0	2,140.3	2,051.6	(88.7)
Total deposit assets for individuals (Group total)	[F = B＋Ｅ]	10,742.8	11,047.8	11,158.3	110.5

Although the sales of investment products decreased from the previous year due to weakness in stock markets, the number of investment products’ holders increased by 11 thousand from the end of the previous year to 264 thousand mainly by providing customers with advice on portfolio building centered around “Core & Satellite Investment Strategies” and utilizing NISA.
Balance of insurance increased by ¥53.1 billion from the end of the previous year to ¥1,016.8 billion and reached over ¥1,000 billion for the first time.
On the other hand, balance of investment trusts decreased by ¥68 billion from the end of previous year due to the decrease in the net asset value of investment trusts and decrease in sales volume.
Total balances of investment products for individuals decreased by ¥62 billion from the end of previous year to ¥1,728.2 billion due to the decrease in balance of public bonds by ¥41.2 billion as well.

(Reference 1) Transition of sales amount of investment products for individuals (Consolidated)	(Reference 2) Transition of the number of investment products’ holders and new customers (Non-consolidated)

5. Shares of loans and deposits in Kanagawa Prefecture

As a result of active provision of funds to our customers in Kanagawa prefecture, shares of loans in Kanagawa prefecture increased by 0.3% point from the end of previous year to 33.5%.
Individual deposits and corporate deposits increased, and shares of deposits in Kanagawa increased by 0.3% point from the end of previous year to 23.9%.

6. Status of Non-performing Loans
Transition of claims disclosed under the Financial Revitalization Law

<Non-consolidated>			(Unit: Billions of Yen）
		As of	As of	As of
		March 31, 2014	March 31, 2015 (A)	March 31, 2016 (B)	(B)-(A)
Unrecoverable or valueless claims ( in legal or virtual bankruptcy)		43.7	53.0	55.0	2.0
Doubtful claims (in possible bankruptcy)		137.2	135.1	124.1	(11.0)
Claims in need of special caution		26.1	19.6	15.3	(4.3)
Sub-total (NPL)	[A]	207.1	207.9	194.5	(13.4)
	Claims in need of caution (excluding claims in need of special caution)	1,003.4	943.7	971.0	27.3
Claims to normal borrowers (excluding claims in need of caution)	[B]	8,453.6	8,773.7	8,975.6	201.9
Normal claims	[C]	9,457.0	9,717.4	9,946.6	229.2
Total (Credit exposures)	[D=A + C]	9,664.1	9,925.4	10,141.2	215.8

NPL ratio (Percentage of NPL)	[A/D]	2.1%	2.0%	1.9%	(0.1%)

The ratio of claims to normal borrowers to credit exposures	[B/D]	87.4%	88.3%	88.5%	0.2%

 The balance of non-performing loans (“NPL”) under Financial Revitalization Law was ¥194.5 billion, less than ¥200 billion for the first time in 8 periods, mainly due to performance improvement of borrowers.

 NPL ratio dropped by 0.1% from the end of the previous year to 1.9%, the lowest level after the enforcement of Financial Revitalization Law in 1998, due to the increase in normal claims.

7. Capital Adequacy Ratio
<Consolidated>		(Unit: Billions of Yen）

<Basel Ⅲ>	As of March 31, 2014	As of March 31, 2015 (A)	As of March 31, 2016 (B) (Preliminary)	(B)-(A)
Total capital ratio (BIS Standard) ※1	13.37%	13.29%	12.77%	(0.52%)
Tier 1 capital ratio	12.29%	12.56%	12.43%	(0.13%)
Common Equity Tier 1 capital ratio ※3	11.97%	12.28%	12.19%	(0.09%)
Total capital	883.3	916.9	913.1	(3.8)
Tier 1	812.3	866.8	888.5	21.7
Common Equity Tier 1	790.9	847.8	871.8	24.0
Tier 2	71.0	50.1	24.5	(25.6)
Total risk weighted assets ※2	6,605.6	6,898.4	7,147.5	249.1

※1. Total capital ratio (BIS Standard) is calculated in accordance with "the standards for determining whether the status of capital adequacy is appropriate in consideration of assets, etc., held by the bank under the provisions of Article 14-2 of the Banking Law (FSA Notification No. 19, 2006)."
※2. Calculation method of risk weighted assets :
<Credit risk> FIRB approach
<Operational risk> TSA (the standardized approach)

Target in the Medium Management Plan
※3.	Common Equity Tier 1 Capital ratio (Consolidated)	Around 11’ s%

 Total capital ratio based on Basel Ⅲ dropped by 0.52% points from the end of the previous year to 12.77% due to the increase in total risk weighted assets resulting from the increase in loans, despite of the increase in Common Equity Tier 1.

 Common Equity Tier 1 capital ratio maintained at high level even though it dropped by 0.09% points from the end of previous year to 12.19%.

(Reference)　Transition of Total capital ratio
                   and Common Equity Tier 1 capital ratio

8. Forecasts for Fiscal Year 2016

＜Concordia Financial Group Consolidated＞
Ordinary profit is expected to be ¥93.5 billion. Profit attributable to owners of parent is expected to be ¥123.5 billion.
Gain on bargain purchase, included in profit attributable to owners of parent, is expected to be around ¥60 billion.
Concordia Financial Group will pay ordinary dividends of ¥13 per share as a stable dividend, and an additional dividend of ¥1 per share as an anniversary dividend accompanying the establishment of Concordia Financial Group, totaled to ¥14 per share based on the shareholders’ return policy in medium-term management plan.
In addition, Concordia Financial Group will pay a special dividend in the case where profit attributable to owners of parent exceeds ¥60 billion.

＜Bank of Yokohama (Non-consolidated)＞
Gross operating income is expected to decrease by ¥11.6 billion to ¥190 billion, mainly due to the decrease in interest income resulting from the decline of market interest rate.
Ordinary profit and net income are expected to decline due to the decrease in gross operating income and the increase in expenses resulting from proactive investments in order to realize synergies as early as possible.

＜Higashi-Nippon Bank (Non-consolidated)＞
Gross operating income is expected to be ¥32 billion, and remained at the same level compared to the previous year.
Ordinary profit and net income are expected to decrease mainly due to the increase in expenses resulting from proactive investments in order to improve customer service.

	Concordia Financial Group

	＜Consolidated＞				(Unit: Billions of Yen）				＜Dividends＞

		<Reference> Six months ending September 30, 2016 Combined Result (A)	<Reference> Fiscal year 2015 Combined Result (B)	Six months ending September 30, 2016 Forecasts (C)	(C)-(A)	Fiscal year 2016 Forecasts (D)	(D)-(B)			Six months ending September 30, 2016 Forecasts (C)	Fiscal year 2016 Forecasts (D)
1	Ordinary income			167.0		334.5		5	Ordinary dividends per share	¥6.50	¥13.00
2	Ordinary profit	71.2	128.1	47.0	(24.2)	93.5	(34.6)	6	Anniversary dividends per share	¥1.00	¥1.00
3	Profit attributable to owners of parent	46.7	81.5	92.0	45.3	123.5	42.0	7	Total dividends per share	¥7.50	¥14.00
4	（excluding gain on bargain purchase）	46.7	81.5	32.0	(14.7)	63.5	(18.0)		※The amount of a special dividend will be announced based on our performance.

	＜Reference＞The Bank of Yokohama, Ltd.

	＜Non-consolidated＞				(Unit: Billions of Yen）				＜Consolidated＞				(Unit: Billions of Yen）

		Six months ending September 30, 2016 Result (A)	Fiscal year 2015 Result (B)	Six months ending September 30, 2016 Forecasts (C)	(C)-(A)	Fiscal year 2016 Forecasts (D)	(D)-(B)			Six months ending September 30, 2016 Result (A)	Fiscal year 2015 Result (B)	Six months ending September 30, 2016 Forecasts (C)	(C)-(A)	Fiscal year 2016 Forecasts (D)	(D)-(B)
8	Gross operating income	102.7	201.6	96.0	(6.7)	190.0	(11.6)	14	Ordinary profit	62.3	114.6	44.5	(17.8)	88.5	(26.1)
9	Expenses （－）	49.5	99.4	52.0	2.5	104.5	5.1	15	Profit attributable to owners of parent	40.9	74.5	30.0	(10.9)	59.5	(15.0)
10	Core net business profit	53.1	102.2	44.0	(9.1)	85.5	(16.7)
11	Ordinary profit	59.4	108.4	42.0	(17.4)	83.5	(24.9)
12	Net income	40.5	72.8	29.5	(11.0)	57.5	(15.3)

13	Credit costs （－）	(2.7)	(3.9)	0.0	2.7	0.0	3.9

	＜Reference＞The Higashi-Nippon Bank, Limited

	＜Non-consolidated＞				(Unit: Billions of Yen）				＜Consolidated＞				(Unit: Billions of Yen）

		Six months ending September 30, 2016 Result (A)	Fiscal year 2015 Result (B)	Six months ending September 30, 2016 Forecasts (C)	(C)-(A)	Fiscal year 2016 Forecasts (D)	(D)-(B)			Six months ending September 30, 2016 Result (A)	Fiscal year 2015 Result (B)	Six months ending September 30, 2016 Forecasts (C)	(C)-(A)	Fiscal year 2016 Forecasts (D)	(D)-(B)
16	Gross operating income	16.1	32.2	16.0	(0.1)	32.0	(0.2)	22	Ordinary profit	8.9	13.4	3.0	(5.9)	6.0	(7.4)
17	Expenses （－）	11.4	22.9	12.0	0.6	24.0	1.1	23	Profit attributable to owners of parent	5.7	6.9	2.0	(3.7)	4.0	(2.9)
18	Core net business profit	4.6	9.3	4.0	(0.6)	8.0	(1.3)
19	Ordinary profit	8.9	13.3	3.0	(5.9)	6.0	(7.3)
20	Net income	5.7	6.9	2.0	(3.7)	4.0	(2.9)

21	Credit costs （－）	(0.3)	0.0	0.9	1.2	1.8	1.8

	＜Reference＞ The Bank of Yokohama, Ltd.【Non-Consolidated・Consolidated】･The Higashi-Nippon Bank, Limited【Non-Consolidated・Consolidated】 Combined

	＜Non-consolidated＞				(Unit: Billions of Yen）				＜Consolidated＞				(Unit: Billions of Yen）

		Six months ending September 30, 2016 Result (A)	Fiscal year 2015 Result (B)	Six months ending September 30, 2016 Forecasts (C)	(C)-(A)	Fiscal year 2016 Forecasts (D)	(D)-(B)			Six months ending September 30, 2016 Result (A)	Fiscal year 2015 Result (B)	Six months ending September 30, 2016 Forecasts (C)	(C)-(A)	Fiscal year 2016 Forecasts (D)	(D)-(B)
24	Gross operating income	118.8	233.9	112.0	(6.8)	222.0	(11.9)	30	Ordinary profit	71.2	128.1	47.5	(23.7)	94.5	(33.6)
25	Expenses （－）	60.9	122.3	64.0	3.1	128.5	6.2	31	Profit attributable to owners of parent	46.7	81.5	32.0	(14.7)	63.5	(18.0)
26	Core net business profit	57.7	111.5	48.0	(9.7)	93.5	(18.0)
27	Ordinary profit	68.3	121.7	45.0	(23.3)	89.5	(32.2)
28	Net income	46.2	79.7	31.5	(14.7)	61.5	(18.2)

29	Credit costs （－）	(3.1)	(3.8)	0.9	4.0	1.8	5.6

9. Reference Income status (The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined)

＜Reference＞The Bank of Yokohama, Ltd.【Non-Consolidated】･The Higashi-Nippon Bank, Limited【Non-Consolidated】Combined

	① Income status						(Unit: Billions of Yen）
			March 31,					March 31,
			2016 (Combined)	Yokohama (A)	(A)-(C)	Higashi- Nippon (B)	(B)-(D)	2015 (Combined)	Yokohama (C)	Higashi-Nippon (D)
1	Gross operating income		233.9	201.6	(2.8)	32.2	0.4	236.3	204.4	31.8
2		Gross operating income from domestic operations	229.1	197.5	(3.4)	31.6	0.4	232.2	200.9	31.2
3		Interest income	179.9	150.7	(4.3)	29.1	(0.2)	184.4	155.0	29.3
4		Fees and commissions	43.6	41.6	(0.6)	2.0	0.3	43.9	42.2	1.7
5		Trading income	0.2	0.2	(0.1)	-	-	0.3	0.3	-
6		Other ordinary income	5.2	4.8	1.6	0.4	0.3	3.4	3.2	0.1
7		Gross operating income from international operations	4.8	4.1	0.7	0.6	(0.0)	4.1	3.4	0.6
8	Expenses		122.3	99.4	(1.0)	22.9	(0.3)	123.6	100.4	23.2
9	(Reference) OHR		52.2%	49.2%	0.1%	71.1%	(1.7%)	52.3%	49.1%	72.8%
10		Personnel	58.0	45.2	0.7	12.7	0.3	57.0	44.5	12.4
11		Facilities	55.9	47.0	(2.6)	8.8	(0.7)	59.1	49.6	9.5
12	Taxes		8.3	7.0	0.8	1.3	0.1	7.4	6.2	1.2
13	Core net business profit	(1-8)	111.5	102.2	(1.8)	9.3	0.7	112.7	104.0	8.6
14	Provision of allowance for general loan losses		-	-	2.7	-	0.1	(2.9)	(2.7)	(0.1)
		（Note）	[(3.3)]	[(3.0)]	[(0.3)]	[(0.2)]	[(0.1)]
15	Net business profit	(1-8-14)	111.5	102.2	(4.5)	9.3	0.5	115.6	106.7	8.8
16	Non-recurring gains (losses)		10.1	6.1	10.8	4.0	(0.1)	(0.6)	(4.7)	4.1
17	Disposal of bad debts		(3.8)	(3.9)	(7.3)	0.0	(2.8)	6.3	3.4	2.8
18		Of which, provision of allowance for specific loan losses	-	-	(3.4)	-	(2.6)	6.0	3.4	2.6
		（Note）	[(1.2)]	[(1.1)]	[(4.5)]	[(0.0)]	[(2.6)]
19		Of which, reversal of allowance for loan losses	4.5	4.2	4.2	0.2	0.2	-	-	-
20		Gains or losses on stocks and other securities	9.4	4.7	3.2	4.6	(2.6)	8.7	1.5	7.2
21		Other non-recurring gains (losses)	(3.1)	(2.5)	0.3	(0.6)	(0.5)	(3.0)	(2.8)	(0.1)
22	Ordinary profit	(15+16)	121.7	108.4	6.4	13.3	0.4	115.0	102.0	12.9
23	Extraordinary income (losses)		(3.0)	(0.6)	(1.6)	(2.3)	(2.3)	0.9	1.0	(0.0)
24	Income before income taxes		118.6	107.7	4.7	10.9	(1.9)	115.9	103.0	12.8
25	Total income taxes		38.9	34.9	(0.6)	4.0	(0.3)	39.8	35.5	4.3
26	Net income	(22+23-25)	79.7	72.8	5.3	6.9	(1.6)	76.0	67.5	8.5

27	Credit costs	（14+17）	(3.8)	(3.9)	(4.6)	0.0	(2.6)	3.4	0.7	2.6
28	Credit cost ratio		(0.03%)	(0.03%)	(0.03%)	0.00%	(0.18%)	0.03%	0.00%	0.18%

（Note）
As total amount of provision of allowance for general loan losses and provision of allowance for specific loan losses was excessively reversed, the reversed amount was recognized as reversal of allowance for loan losses for the year ended March 31, 2016 and presented in brackets.

	9. Reference Loans and Deposits ,etc. (The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined)

	＜Reference＞The Bank of Yokohama, Ltd.【Non-Consolidated】･The Higashi-Nippon Bank, Limited【Non-Consolidated】 Combined
								[the rate of change]
	② Loans ＜domestic blanches (excluding loans in offshore market account)＞									(Unit: Billions of Yen)
		March 31, 2016 (Combined) (A)								March 31, 2015 (Combined) (D)
			(A)-(D)	Yokohama (B)	(B)-(E)		Higashi- Nippon (C)	(C)-(F)			Yokohama (E)	Higashi-Nippon (F)
1	Loans	11,634.3	317.1	9,988.2	[2.3%]	227.0	1,646.0	[5.7%]	90.1	11,317.2	9,761.2	1,555.9
2	Of which, Loans to small and medium-sized businesses, etc.	9,464.6	244.5	8,051.9	[1.9%]	154.8	1,412.6	[6.7%]	89.6	9,220.1	7,897.1	1,323.0

	③ Deposits ＜domestic branches (excluding deposits in offshore market account)＞									(Unit: Billions of Yen)
		March 31, 2016 (Combined) (A)								March 31, 2015 (Combined) (D)
			(A)-(D)	Yokohama (B)	(B)-(E)		Higashi- Nippon (C)	(C)-(F)			Yokohama (E)	Higashi-Nippon (F)
3	Deposits	14,402.1	439.8	12,549.4	[3.6%]	437.3	1,852.6	[0.1%]	2.5	13,962.3	12,112.1	1,850.1
4	Of which, individual	10,318.5	188.0	9,134.3	[2.1%]	193.2	1,184.1	[(0.4%)]	(5.3)	10,130.5	8,941.1	1,189.4
5	Of which, corporate	3,022.3	125.4	2,429.4	[4.8%]	112.7	592.8	[2.1%]	12.6	2,896.9	2,316.7	580.2

	④ Deposit Assets for individuals									(Unit: Billions of Yen)
		March 31, 2016 (Combined) (A)								March 31, 2015 (Combined) (D)
			(A)-(D)	Yokohama (B)	(B)-(E)		Higashi- Nippon (C)	(C)-(F)			Yokohama (E)	Higashi-Nippon (F)
6	Investment products for individuals	1,853.5	(57.8)	1,728.2	[(3.4%)]	(62.0)	125.3	[3.4%]	4.2	1,911.3	1,790.2	121.1
7	Of which, investment trusts	591.1	(70.3)	550.5	[(10.9%)]	(68.0)	40.5	[(5.5%)]	(2.4)	661.4	618.5	42.9
8	Of which, insurance	1,089.9	58.5	1,016.8	[5.5%]	53.1	73.1	[7.9%]	5.4	1,031.4	963.7	67.7

	⑤ Securities									(Unit: Billions of Yen)
		March 31, 2016 (Combined) (A)								March 31, 2015 (Combined) (D)
			(A)-(D)	Yokohama (B)	(B)-(E)		Higashi- Nippon (C)	(C)-(F)			Yokohama (E)	Higashi-Nippon (F)
9	Securities	2,817.2	(62.1)	2,371.2	[(3.6%)]	(90.6)	446.0	[6.8%]	28.6	2,879.3	2,461.8	417.4
10	Bonds	1,782.1	(162.5)	1,477.2	[(10.3%)]	(171.3)	304.9	[2.9%]	8.8	1,944.6	1,648.5	296.1
11	Stocks	230.0	(17.3)	217.1	[(6.4%)]	(15.0)	12.9	[(14.5%)]	(2.2)	247.3	232.1	15.1
12	Other securities	805.0	117.8	676.8	[16.4%]	95.7	128.1	[20.7%]	22.0	687.2	581.1	106.1

	⑥ Non-performing Loans									(Unit: Billions of Yen, %)
		March 31, 2016 (Combined) (A)								March 31, 2015 (Combined) (D)
			(A)-(D)	Yokohama (B)	(B)-(E)		Higashi- Nippon (C)	(C)-(F)			Yokohama (E)	Higashi-Nippon (F)
13	Non-performing Loans (“NPL”)	218.0	(15.7)	194.5	[(6.4%)]	(13.4)	23.5	[(8.9%)]	(2.3)	233.7	207.9	25.8
14	NPL ratio (Percentage of NPL)	1.8	(0.2)	1.9		(0.1)	1.4		(0.2)	2.0	2.0	1.6
	Note: The table of Higashi-Nippon are indicated in case of partial direct written-off.

	⑦ Consolidated ROE （The Bank of Yokohama, Ltd.【Consolidated】･The Higashi-Nippon Bank, Limited【Consolidated】 Combined）										(Unit: %)
		March 31, 2016 (Combined) (A)								March 31, 2015 (Combined) (D)
			(A)-(D)	Yokohama (B)	(B)-(E)		Higashi- Nippon (C)	(C)-(F)			Yokohama (E)	Higashi-Nippon (F)
15	Consolidated R O E	7.56	(0.74)	7.73		(0.62)	6.11		(1.78)	8.30	8.35	7.89

	⑧ Employees, Directors and Auditors									(Unit: Number of People)
		March 31, 2016 (Combined) (A)								March 31, 2015 (Combined) (D)
			(A)-(D)	Yokohama (B)	(B)-(E)		Higashi- Nippon (C)	(C)-(F)			Yokohama (E)	Higashi-Nippon (F)
16	Total employees	6,116	35	4,687	[0.7%]	36	1,429	[0.0%]	(1)	6,081	4,651	1,430
17	Actual employees	5,375	67	3,980	[1.9%]	78	1,395	[(0.7%)]	(11)	5,308	3,902	1,406
18	Directors and auditors	29	1	15	[7.1%]	1	14	[0.0%]	0	28	14	14

	⑨ Branches									(Unit: Number of Branches)
		March 31, 2016 (Combined) (A)								March 31, 2015 (Combined) (D)
			(A)-(D)	Yokohama (B)	(B)-(E)		Higashi- Nippon (C)	(C)-(F)			Yokohama (E)	Higashi-Nippon (F)
19	Domestic Branches	287	3	205	[0.4%]	1	82	[2.5%]	2	284	204	80
20	Of which, Branches in Kanagawa Prefecture	189	1	180	[0.5%]	1	9	[0.0%]	0	188	179	9
21	Of which, Branches in Tokyo Metropolis	69	2	20	[0.0%]	0	49	[4.2%]	2	67	20	47

22	Overseas branches and offices	5	0	5	[0.0%]	0	0	[0.0%]	0	5	5	0

II. SUMMARY OF FINANCIAL RESULTS

1. Profit and Loss		For the year ended
【Non-Consolidated】			(Unit: Millions of Yen)

		March 31, 2016 (A)	(A)-(B)	March 31, 2015 (B)
			[( 1.3%)]
Gross operating income		201,687	(2,799)	204,486
(Excluding gains (losses) on bonds)		236,924	9,044	227,880
Gross operating income from domestic operations		197,503	(3,493)	200,996
(Excluding gains (losses) on bonds)		233,220	8,638	224,582
Interest income		150,788	(4,278)	155,066
Fees and commissions		41,653	(616)	42,269
Trading income		249	(130)	379
Other ordinary income		4,812	1,532	3,280
(Of which, gains (losses) on bonds)		(35,717)	(12,132)	(23,585)
Gross operating income from international operations		4,184	694	3,490
(Excluding gains (losses) on bonds)		3,703	405	3,298
Interest income		1,731	200	1,531
Fees and commissions		367	2	365
Trading income		285	245	40
Other ordinary income		1,798	246	1,552
(Of which, gains (losses) on bonds)		480	288	192
			[( 1.0%)]
Expenses	( – )	99,406	(1,024)	100,430
Personnel	( – )	45,257	673	44,584
Facilities	( – )	47,094	(2,536)	49,630
Taxes	( – )	7,054	839	6,215
			[( 1.7%)]
Core net business profit		102,281	(1,774)	104,055
(Excluding gains (losses) on bonds)		137,517	10,068	127,449
① Provision of allowance for general loan losses	( – )	－	2,725	(2,725)
			[( 4.2%)]
Net business profit		102,281	(4,500)	106,781
(Of which, gains (losses) on bonds)		(35,236)	(11,843)	(23,393)
Non-recurring gains (losses)		6,152	10,895	(4,743)
② Disposal of bad debts	( – )	(3,917)	(7,397)	3,480
Written-off of loans	( – )	1,008	(364)	1,372
Provision of allowance for specific loan losses	( – )	－	(3,455)	3,455
Loss on sales of non-performing loans	( – )	28	6	22
Reversal of allowance for loan losses		4,264	4,264	－
Recoveries of written-off claims		940	(811)	1,751
Other	( – )	251	(130)	381
Gain or loss on stocks and other securities		4,784	3,208	1,576
Gain on sales of stocks and other securities		4,805	3,207	1,598
Loss on sales of stocks and other securities	( – )	－	(13)	13
Loss on devaluation of stocks and other securities	( – )	20	12	8
Other non-recurring gains (losses)		(2,549)	290	(2,839)
			[6.2%]
Ordinary profit		108,433	6,396	102,037
Extraordinary income (losses)		(697)	(1,717)	1,020
Gain (loss) on disposal of non-current assets		(697)	(1,717)	1,020
Gain on disposal of non-current assets		8	(2,622)	2,630
Loss on disposal of non-current assets	( – )	706	(904)	1,610
Income before income taxes		107,736	4,679	103,057
Income taxes-current	( – )	27,746	(824)	28,570
Income taxes-deferred	( – )	7,155	190	6,965
Total income taxes	( – )	34,901	(635)	35,536
			[7.8%]
Net income		72,834	5,313	67,521

			[ - ]
Credit costs (①＋②)	( – )	(3,917)	(4,672)	755

Note:
As total amount of provision of allowance for general loan losses and provision of allowance for specific loan losses was reversed, the amount reversed was recognized as “Reversal of allowance for loan losses” under “Non-recurring gains (losses)” for the year ended March 31, 2016.

【Consolidated】		For the year ended	(Unit: Millions of Yen)

		March 31, 2016 (A)	(A)-(B)	March 31, 2015 (B)
			[( 2.1%)]
Consolidated gross operating income		218,665	(4,896)	223,561
Interest income		151,401	(4,820)	156,221
Fees and commissions		52,928	(2,383)	55,311
Trading income		2,829	467	2,362
Other ordinary income		11,506	1,841	9,665
General and administrative expenses	( – )	111,523	(1,552)	113,075
Credit costs	( – )	(2,317)	(5,746)	3,429
Written-off of loans	( – )	2,835	(811)	3,646
Provision of allowance for specific loan losses	( – )	－	(4,273)	4,273
Provision of allowance for general loan losses	( – )	－	2,150	(2,150)
Reversal of allowance for loan losses		3,489	3,489	－
Recoveries of written off claims		1,943	(816)	2,759
Other	( – )	280	(139)	419
Gain or loss on stocks and other securities		4,777	4,469	308
Other		411	(299)	710
			[6.0%]
Ordinary profit		114,648	6,574	108,074
Extraordinary income (losses)		(704)	(11,315)	10,611
Of which, gain on bargain purchase		－	(9,101)	9,101
Profit before income taxes		113,943	(4,743)	118,686
Income taxes-current	( – )	29,977	(1,797)	31,774
Income taxes-deferred	( – )	7,724	136	7,588
Total income taxes	( – )	37,702	(1,660)	39,362
Profit		76,241	(3,083)	79,324
Profit attributable to non-controlling interests	( – )	1,666	(1,333)	2,999
			[( 2.2%)]
Profit attributable to owners of parent		74,574	(1,750)	76,324

Notes:	1.
Consolidated gross operating income = (Interest income – Interest expenses) + (Fees and commissions – Fees and commissions payments) + (Trading income – Trading expenses) + (Other ordinary income – Other ordinary expenses)

2.
As total amount of provision of allowance for general loan losses and provision of allowance for specific loan losses was reversed, the amount reversed was recognized as “Reversal of allowance for loan losses” for the year ended March 31, 2016.

(Reference)	For the year ended	(Unit: Millions of Yen)

	March 31, 2016 (A)	(A)-(B)	March 31, 2015 (B)
		[( 3.7%)]
Consolidated net business profit	110,159	(4,292)	114,451

Note:
Consolidated net business profit = Non-consolidated core net business profit + Ordinary profit of consolidated subsidiaries (excluding Credit costs) + “Ordinary profit of equity-method affiliates” * share of stockholders equity – internal trade (dividend, etc.)

(Number of Consolidated Companies)		(Unit: Number of Companies)

	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)
Number of consolidated subsidiaries	12	0	12
Number of companies accounted for by the equity method	0	0	0

2. Average Balance of Use and Source of Funds (Domestics)

【Non-Consolidated】	For the year ended			(Unit: Billions of Yen)

	March 31, 2016 (A)	(A)-(B)	March 31, 2015 (B)	(B)-(C)	March 31, 2014 (C)
Interest-earning assets	12,265.2	147.5	12,117.7	357.9	11,759.8
Loans and bills discounted	9,734.1	213.5	9,520.6	203.7	9,316.9
Loans to small and medium-sized businesses, etc.	7,886.9	164.6	7,722.3	113.6	7,608.7
Loans to small and medium-sized businesses	3,024.6	104.4	2,920.2	16.4	2,903.8
Loans to individuals	4,862.2	60.1	4,802.1	97.2	4,704.9
Securities	2,238.3	68.6	2,169.7	203.5	1,966.2
Bonds	2,120.1	71.9	2,048.2	208.4	1,839.8
Stocks	118.1	(3.4)	121.5	(4.8)	126.3
Interest-bearing liabilities	13,546.5	1,229.1	12,317.4	490.8	11,826.6
Deposits	11,854.3	380.5	11,473.8	328.6	11,145.2
Individual deposits	9,059.9	241.4	8,818.5	256.9	8,561.6
External liabilities	1,376.2	781.7	594.5	122.6	471.9

3. Interest Margins (Domestics)

【Non-Consolidated】		For the year ended				(Unit: %)

		March 31, 2016 (A)	(A)-(B)	March 31, 2015 (B)	(B)-(C)	March 31, 2014 (C)
Yield on interest-earning assets	(A)	1.27	(0.04)	1.31	(0.08)	1.39
Loans and bills discounted	(B)	1.28	(0.09)	1.37	(0.11)	1.48
Securities		1.18	0.00	1.18	0.02	1.16
Yield on interest-bearing liabilities		0.03	0.00	0.03	(0.02)	0.05
Deposits	(C)	0.03	0.00	0.03	(0.01)	0.04
External liabilities		0.08	0.00	0.08	(0.13)	0.21
Expenses ratio		0.79	(0.04)	0.83	0.00	0.83
Total funding cost	(D)	0.74	(0.08)	0.82	(0.02)	0.84
Yield spread	(B)-(C)	1.25	(0.09)	1.34	(0.10)	1.44
Interest margin between loans and deposits		0.46	(0.05)	0.51	(0.10)	0.61
Net interest margin	(A)-(D)	0.53	0.04	0.49	(0.06)	0.55

4. Fees and Commissions (Domestics)
【Non-Consolidated】	For the year ended			(Unit: Millions of Yen)

	March 31, 2016 (A)	(A)-(B)	March 31, 2015 (B)	(B)-(C)	March 31, 2014 (C)
Fees and commissions	55,988	(397)	56,385	5,221	51,164
Deposits and Loans	21,163	751	20,412	723	19,689
ATM	4,997	(10)	5,007	26	4,981
Account transfer	4,542	18	4,524	(45)	4,569
Syndicated Loan	4,091	627	3,464	492	2,972
Remittance	9,755	(24)	9,779	30	9,749
Securities	11,519	(3,253)	14,772	1,436	13,336
Investment trusts	9,713	(3,186)	12,899	1,173	11,726
Agency business	736	12	724	(33)	757
Safekeeping/safe deposit boxes	1,611	(46)	1,657	(35)	1,692
Guarantee business	560	(55)	615	(39)	654
Others	10,641	2,217	8,424	3,139	5,285
Insurance	9,250	1,740	7,510	2,953	4,557
Fees and commissions payments	14,335	220	14,115	351	13,764
Fees and commissions - net	41,653	(616)	42,269	4,870	37,399

5. Gains or Losses on Investment Securities

① Gains or Losses on Bonds
【Non-Consolidated】	For the year ended			(Unit: Millions of Yen)
	March 31, 2016 (A)		March 31, 2015 (B)		March 31, 2014 (C)
		(A)-(B)		(B)-(C)
Gains (losses) on bonds	(35,236)	(11,843)	(23,393)	(16,243)	(7,150)
Gain on sales	3,976	1,998	1,978	(1,445)	3,423
Gain on redemption	－	－	－	(29)	29
Loss on sales	37,961	14,847	23,114	13,888	9,226
Loss on redemption	1,139	(1,072)	2,211	857	1,354
Loss on devaluation	111	65	46	24	22

(Reference) Gains (losses) on bonds derivatives	For the year ended			(Unit: Millions of Yen)
	March 31, 2016 (A)		March 31, 2015 (B)		March 31, 2014 (C)
		(A)-(B)		(B)-(C)
Gains (losses) on bonds derivatives	36,088	14,657	21,431	12,662	8,769
Gains (losses) on bonds + Gains (losses) on bonds derivatives	852	2,814	(1,962)	(3,580)	1,618

② Gains or Losses on stocks and other securities
【Non-Consolidated】	For the year ended			(Unit: Millions of Yen)
	March 31, 2016 (A)		March 31, 2015 (B)		March 31, 2014 (C)
		(A)-(B)		(B)-(C)
Gains (losses) on stocks and other securities	4,784	3,208	1,576	(354)	1,930
Gain on sales	4,805	3,207	1,598	(1,209)	2,807
Loss on sales	－	(13)	13	(811)	824
Loss on devaluation	20	12	8	(44)	52

(Reference) Outright Sales of Stocks (Cost of Purchase)
	For the year ended			(Unit: Millions of Yen)
	March 31, 2016 (A)		March 31, 2015 (B)		March 31, 2014 (C)
		(A)-(B)		(B)-(C)
Outright sales	681	(3,189)	3,870	(7,895)	11,765
Balance as of end of period	117,490	(652)	118,142	(3,258)	121,400
Of which, valued at market prices	97,204	(632)	97,836	(617)	98,453

Note: Outright sales include contribution to retirement benefit trust.

6. Net Unrealized Gains (Losses) on Securities

【Non-Consolidated】	(Unit: Millions of Yen)
	As of March 31, 2016					As of March 31, 2015

	Book Value	Net(A)		Unrealized	Unrealized	Book Value	Net(B)	Unrealized	Unrealized
			(A)-(B)	gains	losses			gains	losses
Held-to-maturity	199,715	11,269	21	11,269	–	224,502	11,248	11,248	－
Available-for-sale	2,227,939	116,365	(39,593)	132,072	15,707	2,318,096	155,958	157,344	1,386
Equity securities	196,823	99,619	(14,423)	101,373	1,753	211,878	114,042	114,424	381
Debt securities	1,277,531	9,898	3,301	10,420	521	1,424,061	6,597	7,270	673
Other securities	753,584	6,846	(28,472)	20,279	13,432	682,156	35,318	35,650	331
Total	2,427,655	127,634	(39,573)	143,341	15,707	2,542,598	167,207	168,593	1,386
Equity securities	196,823	99,619	(14,423)	101,373	1,753	211,878	114,042	114,424	381
Debt securities	1,477,247	21,167	3,322	21,689	521	1,648,563	17,845	18,518	673
Other securities	753,584	6,846	(28,472)	20,279	13,432	682,156	35,318	35,650	331

Notes:	1.	“Available-for-sale securities” are marked to market; the difference between book values on the non-consolidated balance sheets and the acquisition cost is posted as “Net”.
2.	In addition to “Securities” on the non-consolidated balance sheets, the tables include beneficiary rights to the trust in “Monetary claims bought”.

【Consolidated】							(Unit: Millions of Yen)
	As of March 31, 2016					As of March 31, 2015

	Book Value	Net(A)		Unrealized	Unrealized	Book Value	Net(B)	Unrealized	Unrealized
			(A)-(B)	gains	losses			gains	losses
Held-to-maturity	201,916	11,281	18	11,281	-	228,212	11,263	11,263	－
Available-for-sale	2,235,761	119,454	(39,601)	135,261	15,807	2,325,935	159,055	160,483	1,428
Equity securities	204,644	102,708	(14,431)	104,562	1,854	219,714	117,139	117,563	423
Debt securities	1,277,533	9,898	3,301	10,420	521	1,424,064	6,597	7,270	673
Other securities	753,584	6,846	(28,472)	20,279	13,432	682,156	35,318	35,650	331
Total	2,437,678	130,735	(39,583)	146,543	15,807	2,554,147	170,318	171,747	1,428
Equity securities	204,644	102,708	(14,431)	104,562	1,854	219,714	117,139	117,563	423
Debt securities	1,479,450	21,180	3,320	21,701	521	1,652,276	17,860	18,533	673
Other securities	753,584	6,846	(28,472)	20,279	13,432	682,156	35,318	35,650	331
Notes:	1.	“Available-for-sale securities” are marked to market; the difference between book values on the consolidated balance sheets and the acquisition cost is posted as “Net”.
2.	In addition to “Securities” on the consolidated balance sheets, the tables include beneficiary rights to the trust in “Monetary claims bought”.

(Reference) Projected Redemption Amounts for Securities with maturities.
【Non-Consolidated】			(Unit: Millions of Yen)
	As of March 31, 2016				As of March 31, 2015
	Within 1 year	1-5 years	5-10 years	Over 10 years	Within 1 year	1-5 years	5-10 years	Over 10 years
Bonds	225,706	1,019,590	199,679	12,873	293,045	1,078,477	245,338	15,658
Government bonds	93,600	456,300	63,600	－	110,445	524,800	46,700	6,000
Local government bonds	14,622	202,246	16,482	－	56,516	185,470	15,929	－
Corporate bonds	117,483	361,044	119,597	12,873	126,083	368,206	182,709	9,658
Others	40,316	121,615	63,978	446,415	37,386	196,792	38,547	303,856
Total	266,022	1,141,206	263,658	459,288	330,432	1,275,269	283,885	319,514
Note: The tables are indicated in “Securities” on the non-consolidated balance sheets.

【Consolidated】		(Unit: Millions of Yen)
	As of March 31, 2016				As of March 31, 2015
	Within 1 year	1-5 years	5-10 years	Over 10 years	Within 1 year	1-5 years	5-10 years	Over 10 years
Bonds	227,708	1,019,590	199,879	12,873	294,557	1,080,477	245,538	15,658
Government bonds	95,100	456,300	63,600	－	111,945	526,300	46,700	6,000
Local government bonds	15,122	202,246	16,682	－	56,516	185,970	16,129	－
Corporate bonds	117,485	361,044	119,597	12,873	126,095	368,206	182,709	9,658
Others	40,316	121,615	64,100	446,415	37,386	196,792	38,577	303,856
Total	268,024	1,141,206	263,979	459,288	331,943	1,277,269	284,115	319,514
Note: The tables are indicated in “Securities” on the consolidated balance sheets.

(Reference)	Transition of Outstanding Balance of Securities
【Non-Consolidated】				(Unit: Millions of Yen)

	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Securities	2,371,236	(90,633)	2,461,869	411,629	2,050,240
Government bonds	628,588	(71,607)	700,195	156,934	543,261
Local government bonds	234,687	(24,135)	258,822	1,900	256,922
Corporate bonds	613,971	(75,574)	689,545	(91,681)	781,226
Stocks	217,110	(15,074)	232,184	46,156	186,028
Other securities	676,878	95,758	581,120	298,320	282,800
Of which, foreign bonds	227,384	(48,214)	275,598	123,436	152,162
Of which, domestic investment trusts	446,306	142,722	303,584	180,029	123,555

【Consolidated】				(Unit: Millions of Yen)

	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Securities	2,368,351	(92,102)	2,460,453	415,712	2,044,741
Government bonds	630,089	(73,117)	703,206	156,444	546,762
Local government bonds	235,387	(24,135)	259,522	1,900	257,622
Corporate bonds	613,973	(75,575)	689,548	(91,683)	781,231
Stocks	212,862	(15,134)	227,996	50,715	177,281
Other securities	676,038	95,858	580,180	298,336	281,844
Of which, foreign bonds	227,384	(48,214)	275,598	123,436	152,162
Of which, domestic investment trusts	446,306	142,722	303,584	180,029	123,555

7. Derivative Contracts
【Consolidated】
① Interest rate contracts					(Unit: Millions of Yen)
		As of March 31, 2016			As of March 31, 2015
		Contract or Notional Amount	Fair Value (Loss)	Unrealized Gain (Loss)	Contract or Notional Amount	Fair Value (Loss)	Unrealized Gain (Loss)
Market	Interest rate futures	－	－	－	5,966	(7)	(7)
OTC	Interest rate swaps	4,893,504	10,125	10,125	4,897,061	8,867	8,867
	Others	25,380	0	299	32,648	(3)	415
Total			10,124	10,424		8,856	9,276

Note: Derivative contracts subject to hedge accounting are not included in the above table.

② Foreign exchange						(Unit: Millions of Yen)
		As of March 31, 2016			As of March 31, 2015
		Contract or Notional Amount	Fair Value (Loss)	Unrealized Gain (Loss)	Contract or Notional Amount	Fair Value (Loss)	Unrealized Gain (Loss)
	Currency swaps	34,162	81	81	49,475	165	165
OTC	Forward exchange contracts	114,298	(180)	(180)	271,078	(1,232)	(1,232)
	Options	39,198	31	211	54,609	10	268
Total			(67)	112		(1,056)	(798)

Note: Derivative contracts subject to hedge accounting are not included in the above table.

③ Stocks contracts		Not applicable

④ Bonds contracts						(Unit: Millions of Yen)
		As of March 31, 2016			As of March 31, 2015
		Contract or Notional Amount	Fair Value (Loss)	Unrealized Gain (Loss)	Contract or Notional Amount	Fair Value (Loss)	Unrealized Gain (Loss)
Market	Bond futures	4,527	(11)	(11)	10,855	(7)	(7)
Total			(11)	(11)		(7)	(7)

⑤ Commodity related contracts		Not applicable

⑥ Credit derivative contracts		Not applicable

8. Expenses, Employees and Branches

① Expenses
【Non-Consolidated】			For the year ended	(Unit: Millions of Yen)

	March 31, 2016 (A)	(A)-(B)	March 31, 2015 (B)	(B)-(C)	March 31, 2014 (C)
Personnel	45,257	673	44,584	2,300	42,284
Facilities	47,094	(2,536)	49,630	504	49,126
Taxes	7,054	839	6,215	784	5,431
Expenses	99,406	(1,024)	100,430	3,587	96,843
(Reference)					（Unit:％）
OHR	49.2	0.1	49.1	1.5	47.6

② General and administrative expenses
【Non-Consolidated】			For the year ended	(Unit: Millions of Yen)

	March 31, 2016 (A)	(A)-(B)	March 31, 2015 (B)	(B)-(C)	March 31, 2014 (C)
Salaries and allowance	35,853	828	35,025	1,137	33,888
Retirement benefit cost	3,678	(1,020)	4,698	(795)	5,493
Welfare	324	4	320	1	319
Depreciation	7,829	70	7,759	70	7,689
Rent of premises and equipment	6,606	67	6,539	61	6,478
Repairing expenses	516	(68)	584	290	294
Stationery and supplies	1,108	(1)	1,109	71	1,038
Utilities	1,188	(142)	1,330	112	1,218
Allowance for business trips	211	4	207	17	190
Communication expenses	978	(32)	1,010	(3)	1,013
Advertisement	1,249	295	954	229	725
Dues and membership, contribution, dinner and meeting	431	26	405	5	400
Taxes	7,054	839	6,215	784	5,431
Others	35,745	(2,454)	38,199	1,195	37,004
General and administrative expenses	102,777	(1,585)	104,362	3,174	101,188

③ Employees and Officers
【Non-Consolidated】				(Unit: Number of People)

	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Total employees	4,687	36	4,651	39	4,612
Actual employees	3,980	78	3,902	31	3,871
Directors and auditors	15	1	14	(1)	15
Executive officers	11	(2)	13	3	10

④ Branches
【Non-Consolidated】
《Domestic Branch》				(Unit: Number of Branches)

	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Domestic Branches	205	1	204	0	204
Of which, Sub-branches	8	0	8	0	8

Of which, Branches in Kanagawa Prefecture	180	1	179	0	179

ATM locations	405	(1)	406	1	405
Of which, ATM locations in Kanagawa Prefecture	357	(1)	358	1	357

Housing Loan Centers	21	(2)	23	(3)	26
Of which, Housing Loan Centers in Kanagawa Prefecture	18	(2)	20	(3)	23
《Overseas》				(Unit: Number of Branches)

	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Branches	1	0	1	0	1
Sub-branches	0	0	0	0	0
Representative offices	4	0	4	0	4
Total	5	0	5	0	5
Subsidiaries	0	0	0	0	0

9. Net Business Profit
【Non-Consolidated】	For the year ended			(Unit: Millions of Yen)

	March 31, 2016 (A)	(A)-(B)	March 31, 2015 (B)	(B)-(C)	March 31, 2014 (C)
Core net business profit	102,281	(1,774)	104,055	(2,288)	106,343
As per employee (in thousands of yen)	25,953	(820)	26,773	(759)	27,532
Net business profit	102,281	(4,500)	106,781	1,183	105,598
As per employee (in thousands of yen)	25,953	(1,521)	27,474	135	27,339
Note: The amount of “as per employee” is calculated on the basis of the average of actual number of employees (excluding transferees).

10. Return on Equity
【Non-Consolidated】	For the year ended			(Unit: %)

	March 31, 2016 (A)	(A)-(B)	March 31, 2015 (B)	(B)-(C)	March 31, 2014 (C)
Core net business profit per own capital	10.80	(0.72)	11.52	(1.02)	12.54
Net income per own capital	7.69	0.22	7.47	0.55	6.92
【Consolidated】	For the year ended			(Unit: %)

	March 31, 2016 (A)	(A)-(B)	March 31, 2015 (B)	(B)-(C)	March 31, 2014 (C)
Profit attributable to owners of parent per own capital	7.73	(0.62)	8.35	1.23	7.12

11. Return on Assets
【Non-Consolidated】	For the year ended			(Unit: %)

	March 31, 2016 (A)	(A)-(B)	March 31, 2015 (B)	(B)-(C)	March 31, 2014 (C)
Core net business profit per average total assets	0.67	(0.09)	0.76	(0.05)	0.81
Net income per average total assets	0.48	(0.01)	0.49	0.04	0.45

12. Retirement Benefit
① Retirement benefit obligation
【Non-Consolidated】				(Unit: Millions of Yen)

	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Retirement benefit obligation	87,474	5,664	81,810	4,904	76,906
［ Discount rate ］	[0.5%]	(0.4%)	[0.9%]	(0.5%)	[1.4%]
Fair value of plan assets	115,318	1,116	114,202	21,175	93,027
Prepaid pension cost	(36,011)	(5,329)	(30,682)	(1,410)	(29,272)
Unrecognized prior service cost	386	386	－	－	－
Unrecognized actuarial loss	7,781	9,490	(1,709)	(14,861)	13,152

【Consolidated】				(Unit: Millions of Yen)

	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Retirement benefit obligation	87,770	5,706	82,064	4,942	77,122
Fair value of plan assets	115,318	1,116	114,202	21,175	93,027
Net defined benefit asset	(27,843)	4,549	(32,392)	(16,272)	(16,120)
Net defined benefit liability	296	43	253	37	216

Unrecognized prior service cost(before adjusting for tax effects)	386	386	－	－	－
Unrecognized acutuarial loss(before adjusting for tax effects)	7,781	9,490	(1,709)	(14,861)	13,152
Note: Retirement benefit obligation of the unfunded pension is included in retirement benefit obligation.

② Retirement Benefit Costs
【Non-Consolidated】	For the year ended			(Unit: Millions of Yen)

	March 31, 2016(A)	(A)-(B)	March 31, 2015(B)	(B)-(C)	March 31, 2014(C)
Retirement benefit costs	3,678	(1,020)	4,698	(795)	5,493
Service cost	1,671	84	1,587	19	1,568
Interest cost	855	(202)	1,057	(40)	1,097
Expected return on plan assets	(2,455)	(387)	(2,068)	(353)	(1,715)
Amortization of prior service cost	231	231	－	－	－
Recognized actuarial loss	2,945	(745)	3,690	(428)	4,118
Other retirement cost	429	(3)	432	9	423

【Consolidated】	For the year ended			(Unit: Millions of Yen)

	March 31, 2016(A)	(A)-(B)	March 31, 2015(B)	(B)-(C)	March 31, 2014(C)
Retirement benefit costs	3,744	(1,015)	4,759	(796)	5,555
Service cost	1,720	89	1,631	16	1,615
Interest cost	855	(202)	1,057	(40)	1,097
Expected return on plan assets	(2,455)	(387)	(2,068)	(353)	(1,715)
Amortization of prior service cost	231	231	－	－	－
Recognized actuarial loss	2,945	(745)	3,690	(428)	4,118
Other retirement cost	446	(2)	448	10	438

Note： Retirement benefit costs of defined contribution pension plan are included in the amount.

13. Deferred Tax Assets
Tax effects of the items comprising net deferred tax assets and liabilities
【Non-Consolidated】				(Unit: Millions of Yen)

	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Allowance for loan losses	20,834	(4,247)	25,081	(2,827)	27,908
Provision for retirement benefits	5,124	(215)	5,339	(337)	5,676
Losses on devaluation of securities	2,314	(175)	2,489	(276)	2,765
Others	6,048	(1,619)	7,667	(2,405)	10,072
Subtotal deferred tax assets (A)	34,321	(6,256)	40,577	(5,846)	46,423
Valuation allowance (B)	(2,745)	200	(2,945)	317	(3,262)
Total deferred tax assets (A+B) (C)	31,576	(6,055)	37,631	(5,529)	43,160
Valuation difference on available-for-sale securities	34,133	(14,420)	48,553	20,796	27,757
Gains on contribution of securities to retirement benefit trust	6,243	(326)	6,569	(694)	7,263
Others	6,545	1,423	5,122	987	4,135
Total deferred tax liabilities (D)	46,922	(13,323)	60,245	21,089	39,156
Net deferred tax assets (liabilities) (C-D)	(15,345)	7,268	(22,613)	(26,616)	4,003

Net deferred tax assets excluding deferred tax liabilities (assets) valuation difference on available-for-sale securities, etc.	18,804	(7,155)	25,959	(5,806)	31,765

【Consolidated】				(Unit: Millions of Yen)

	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Net deferred tax assets (liabilities)	(7,438)	9,765	(17,203)	(33,177)	15,974

Net deferred tax assets excluding deferred tax liabilities (assets) relating to valuation difference on available-for-sale securities and remeasurements of defined benefit plans, etc	25,188	(7,738)	32,926	(7,151)	40,077

(Reference)
The Bank falls under “Illustrated Segment②” (performance is stable but without taxable income that exceeds the temporary difference in future subtraction at the end of term) under paragraph 5, item 1 of  “Auditing Treatment concerning Determination of Recoverability of Deferred Tax Assets (Japanese Institute of Certified Public Accountants, Audit Committee Report, No.66).”

14. Capital Adequacy Ratio (BIS Standard)

In applying the BIS Standard, the Bank adopted FIRB (Foundation Internal Ratings Based) for calculation of assets exposed to credit risk, TSA (The Standardized Approach) for operational risk, and also introduced Market Risk Regulations.
Composition of capital disclosure and consolidated leverage ratio disclosure based on the third pillar of BaselⅢ (market discipline) is to be posted on our website （ http://www.concordia-fg.jp/shareholder/finance/index.html ).

【Consolidated】			(Unit: Billions of Yen)

	As of March 31, 2016 (A) [Preliminary]	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
(1) Total capital ratio (5)/(6)	12.77 ％	(0.52 ％)	13.29 ％	(0.08 ％)	13.37 ％
Tier 1 capital ratio (2)/(6)	12.43 ％	(0.13 ％)	12.56 ％	0.27 ％	12.29 ％
Common Equity Tier 1 capital ratio (3)/(6)	12.19 ％	(0.09 ％)	12.28 ％	0.31 ％	11.97 ％
(2) Tier 1 capital	888.5	21.7	866.8	54.5	812.3
(3) Common Equity Tier 1 capital	871.8	24.0	847.8	56.9	790.9
Of which, accumulated other comprehensive income	69.3	10.6	58.7	42.4	16.3
Additional Tier 1 capital	16.6	(2.4)	19.0	(2.3)	21.3
Of which, directly issued capital instruments subject to phase out from Additional Tier 1	24.0	(4.0)	28.0	(4.0)	32.0
(4) Tier 2 capital	24.5	(25.6)	50.1	(20.9)	71.0
Of which, directly issued capital instruments subject to phase out from Tier 2	－	－	－	(30.0)	30.0
Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre-Basel Ⅲ treatment: Of which, accumulated other comprehensive income	31.0	(26.2)	57.2	7.2	50.0
(5) Total capital (2)+(4)	913.1	(3.8)	916.9	33.6	883.3
(6) Total risk weighted assets	7,147.5	249.1	6,898.4	292.8	6,605.6
Of which, on balanced	6,326.4	198.9	6,127.5	229.1	5,898.4
Of which, off balanced	190.3	1.4	188.9	12.7	176.2

【Non-Consolidated】			(Unit: Billions of Yen)

	As of March 31, 2016 (A) [Preliminary]	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
(1) Total capital ratio (5)/(6)	12.41 ％	(0.58 ％)	12.99 ％	(0.06 ％)	13.05 ％
Tier 1 capital ratio (2)/(6)	12.12 ％	(0.21 ％)	12.33 ％	0.26 ％	12.07 ％
Common Equity Tier 1 capital ratio (3)/(6)	11.92 ％	(0.20 ％)	12.12 ％	0.26 ％	11.86 ％
(2) Tier 1 capital	855.6	18.7	836.9	53.7	783.2
(3) Common Equity Tier 1 capital	841.9	19.7	822.2	52.6	769.6
Of which, valuation and translation adjustments	71.5	14.1	57.4	39.6	17.8
Additional Tier 1 capital	13.7	(1.0)	14.7	1.2	13.5
Of which, directly issued capital instruments subject to phase out from Additional Tier 1	24.0	(4.0)	28.0	(4.0)	32.0
(4) Tier 2 capital	20.9	(23.7)	44.6	(19.1)	63.7
Of which, directly issued capital instruments subject to phase out from Tier 2	－	－	－	(30.0)	30.0
Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre-Basel Ⅲ treatment: Of which, valuation and translation adjustments	30.4	(26.0)	56.4	7.4	49.0
(5) Total capital (2)+(4)	876.6	(5.0)	881.6	34.6	847.0
(6) Total risk weighted assets	7,059.6	275.6	6,784.0	296.6	6,487.4
Of which, on balanced	6,278.8	221.9	6,056.9	233.1	5,823.8
Of which, off balanced	183.2	3.0	180.2	13.4	166.8

III. LOANS, etc. INFORMATION

1. Risk Managed Loan Information

【Non-Consolidated】					(Unit: Millions of Yen)

Risk managed loans	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015(B)	(B)-(C)	As of March 31, 2014 (C)
Loans to borrowers in bankruptcy	2,946	(865)	3,811	(827)	4,638
Past due loans	175,294	(7,046)	182,340	6,762	175,578
Accruing loans contractually past due for 3 months or more	3,002	(1,180)	4,182	488	3,694
Restructured loans	12,339	(3,171)	15,510	(6,948)	22,458
Total	193,582	(12,263)	205,845	(523)	206,368
[Amount of partial direct written-off]	30,306	(10,539)	40,845	(9,883)	50,728
Loans and bills discounted	10,005,477	227,439	9,778,038	272,860	9,505,178

Notes: 1. The amounts are presented after partial direct wrriten-off.
2. The standard of accrued interest for non-performing loans is based on borrowers classification under the self-assessment guidelines.

【Non-Consolidated】					(Unit: %)

Percentage against total loans and bills discounted	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015(B)	(B)-(C)	As of March 31, 2014 (C)
Loans to borrowers in bankruptcy	0.0	0.0	0.0	0.0	0.0
Past due loans	1.7	(0.1)	1.8	0.0	1.8
Accruing loans contractually past due for 3 months or more	0.0	0.0	0.0	0.0	0.0
Restructured loans	0.1	0.0	0.1	(0.1)	0.2
Total	1.9	(0.2)	2.1	0.0	2.1

【Consolidated】				(Unit: Millions of Yen)

Risk managed loans	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015(B)	(B)-(C)	As of March 31, 2014 (C)
Loans to borrowers in bankruptcy	2,946	(859)	3,805	(833)	4,638
Past due loans	174,826	(7,252)	182,078	3,756	178,322
Accruing loans contractually past due for 3 months or more	3,002	(1,180)	4,182	488	3,694
Restructured loans	12,339	(3,171)	15,510	(6,948)	22,458
Total	193,115	(12,461)	205,576	(3,536)	209,112
(Amount of partial direct written-off)	42,649	(10,630)	53,279	(8,065)	61,344
Loans and bills discounted	9,948,486	224,433	9,724,053	270,489	9,453,564

Notes: 1.The amounts are presented after partial direct written-off.
2. The standard of accrued interest for non-performing loans is based on borrowers classification under the self-assessment guidelines.

【Consolidated】					(Unit: %)

Percentage against total loans and bills discounted	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015(B)	(B)-(C)	As of March 31, 2014 (C)
Loans to borrowers in bankruptcy	0.0	0.0	0.0	0.0	0.0
Past due loans	1.7	(0.1)	1.8	0.0	1.8
Accruing loans contractually past due for 3 months or more	0.0	0.0	0.0	0.0	0.0
Restructured loans	0.1	0.0	0.1	(0.1)	0.2
Total	1.9	(0.2)	2.1	(0.1)	2.2

2. Allowance for Loan Losses

【Non-Consolidated】				(Unit: Millions of Yen)

	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Allowance for loan losses	49,997	(7,287)	57,284	(3,867)	61,151
Allowance for general loan losses	12,105	(3,098)	15,203	(2,726)	17,929
Allowance for specific loan losses	37,891	(4,189)	42,080	(1,142)	43,222
Specific allowance for certain overseas loans	-	-	-	-	-

【Consolidated】					(Unit: Millions of Yen)

	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Allowance for loan losses	59,635	(7,480)	67,115	(4,961)	72,076
Allowance for general loan losses	16,692	(3,560)	20,252	(4,319)	24,571
Allowance for specific loan losses	42,943	(3,920)	46,863	(642)	47,505
Specific allowance for certain overseas loans	-	-	-	-	-

3. Percentage of Allowance to Total Risk Managed Loans

【Non-Consolidated】					(Unit: %)

	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Allowance for specific loan losses
Before partial direct written-off	30.7	(3.3)	34.0	(3.0)	37.0
After partial direct written-off	19.5	(0.9)	20.4	(0.5)	20.9
Allowance for loan losses
Before partial direct written-off	36.1	(4.1)	40.2	(3.8)	44.0
After partial direct written-off	25.8	(2.0)	27.8	(1.8)	29.6

【Consolidated】					(Unit: %)

	As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Allowance for specific loan losses
Before partial direct written-off	36.7	(2.7)	39.4	(1.8)	41.2
After partial direct written-off	22.2	(0.5)	22.7	0.0	22.7
Allowance for loan losses
Before partial direct written-off	43.8	(3.4)	47.2	(3.1)	50.3
After partial direct written-off	30.8	(1.8)	32.6	(1.8)	34.4

4. Status of Claims disclosed under the Financial Revitalization Law

【Non-Consolidated】					(Unit: Millions of Yen)

		As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Unrecoverable or valueless claims		55,021	1,928	53,093	9,332	43,761
Doubtful claims		124,198	(10,952)	135,150	(2,094)	137,244
Claims in need of special caution		15,342	(4,350)	19,692	(6,460)	26,152
Sub-total (Claims in need of special caution or below)	A	194,562	(13,375)	207,937	779	207,158
Claims in need of caution (excluding claims in need of special caution)		971,032	27,272	943,760	(59,647)	1,003,407
Claims to normal borrowers (excluding claims in need of caution)		8,975,630	201,923	8,773,707	320,092	8,453,615
Sub-total (Normal claims)		9,946,662	229,195	9,717,467	260,445	9,457,022
Total (Credit exposures)	B	10,141,224	215,820	9,925,404	261,223	9,664,181

Claims in need of special caution based on borrowers classification under the self-assessment guideline		16,491	(5,031)	21,522	(7,483)	29,005

Non-performing loans ratio (Percentage of claims in need of special caution or below)(%)	A / B	1.9	(0.1)	2.0	(0.1)	2.1

【Consolidated】						(Unit: Millions of Yen）

		As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Unrecoverable or valueless claims		54,883	1,748	53,135	6,286	46,849
Doubtful claims		125,070	(11,096)	136,166	(2,310)	138,476
Claims in need of special caution		15,342	(4,350)	19,692	(6,460)	26,152
Sub-total (Claims in need of special caution or below)	C	195,295	(13,699)	208,994	(2,484)	211,478
Claims in need of caution (excluding claims in need of special caution)		974,568	26,486	948,082	(58,748)	1,006,830
Claims to normal borrowers (excluding claims in need of caution)		9,020,059	178,104	8,841,955	282,327	8,559,628
Sub-total (Normal claims)		9,994,628	204,590	9,790,038	223,580	9,566,458
Total (Credit exposures)	D	10,189,924	190,892	9,999,032	221,096	9,777,936

Claims in need of special caution based on borrowers classification under the self-assessment guideline		16,943	(5,142)	22,085	(7,504)	29,589

Non-performing loans ratio (Percentage of claims in need of special caution or below)(%)	C / D	1.9	(0.1)	2.0	(0.1)	2.1

5. Status of Coverage of Claims disclosed under the Financial Revitalization Law

【Non-Consolidated】						(Unit: Millions of Yen）

		As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Coverage amount	A	171,465	(14,117)	185,582	(876)	186,458
Allowance for loan losses		39,843	(6,233)	46,076	(2,565)	48,641
Collateral and guarantees		131,622	(7,884)	139,506	1,689	137,817

Unrecoverable or valueless claims, doubtful claims, claims in need of special caution based on borrowers classification under the self-assessment guideline	B	195,711	(14,055)	209,766	(245)	210,011

Coverage ratio (%)	A / B	87.6	(0.8)	88.4	(0.3)	88.7

(Reference) Status of Coverage of Claims of Borrowers Classification						(Unit: Millions of Yen）

		As of March 31, 2016 (A)	(A)-(B)	As of March 31, 2015 (B)	(B)-(C)	As of March 31, 2014 (C)
Unrecoverable or valueless claims		55,021	1,928	53,093	9,332	43,761
Allowance for loan losses		20,437	2,216	18,221	137	18,084
Collateral and guarantees		34,584	(287)	34,871	9,195	25,676
Coverage ratio (%)		100.0	0.0	100.0	0.0	100.0
Doubtful claims		124,198	(10,952)	135,150	(2,094)	137,244
Allowance for loan losses		17,154	(6,468)	23,622	(1,247)	24,869
Collateral and guarantees		89,207	(5,312)	94,519	(3,388)	97,907
Coverage ratio (%)		85.6	(1.8)	87.4	(2.0)	89.4
Claims in need of special caution based on borrowers classification under the self-assessment guideline		16,491	(5,031)	21,522	(7,483)	29,005
Allowance for loan losses		2,251	(1,980)	4,231	(1,456)	5,687
Collateral and guarantees		7,830	(2,285)	10,115	(4,117)	14,232
Coverage ratio (%)		61.1	(5.5)	66.6	(2.0)	68.6

  ALLOWANCE COVERAGE RATIOoTOTAL COVERAGE RATIO(As of March 31, 2016)

  ?Non-consolidated?
                                              (Unit: Billions of Yen)
"
"                       "
"               Categories
Borrowers classification under the self-assessment guidelines
           Claims disclosed under the Financial Revitalization Law
  No categorization       Category ?      Category ?      Category ?
         Allowance  Allowance coverage ratio                Total coverage ratio

Legal bankruptcy   "Unrecoverable
 or valueless"     Entirely reserved    Entirely reserved, or direct written-off

2.9
(?2.5)              55.0   26.7  28.2  0.0   0.0         20.4  100%    100%
Virtual bankruptcy         (2.0)       (0.8) (1.1) (0.0) (0.0)

52.0
(4.4)
Covered by allowance, collaterals
and guarantees
                                                        Partially reserved
Possible bankruptcy                     Doubtful

124.1     124.1           39.2    67.0    17.8  17.1  49.0%   85.6%
(?11.0)           (?11.0)                 (?7.8)  (?4.0)  (0.8)
                          [22.1]  [67.0]  [34.9]
        In need of special caution based on borrowers           "In need of
 special caution"                 "?[ ]: Credit exposures under each
         category before reserve"

In need of caution
        16.4            15.3            1.1     15.3      2.2    26.0%   61.1%
        (?5.1)          (?4.3)          (?0.6)  (?4.4)

Covered by allowances, collaterals
and guarantees

        "Other than
 in need of special caution  based on borrowers"
986.3
(22.9)                                  198.2   771.6
                                        (1.3)   (26.7)    5.4             0.6%
        969.8           Normal
        (27.9)

                        9,946.6
Normal                  (229.2)
                                        8,975.6           4.4             0.0%
8,975.6                                 (201.9)
(201.9)

        Coverage 7.8 Non-covered 8.6
Total                   Total           No categorization
 Category ?      Category ?      Category ?
    Total                           Total coverage ratio

10,141.2  10,141.2   9,241.1 882.2   17.8    0.0             49.6
(215.8)   (215.8)    (195.7)         (19.3)  (0.8)   (0.0)
100.0%            91.1%   8.7%    0.2%    0.0%        87.6%

    Notes: 1. ( ): Amount of increase compared with that of March
                 31, 2015 ( ? ): Amount of decrease compared with
                 that of March 31, 2015

              2. Loans include the privately-placed bonds
guaranteed by the Bank.

 EACH STANDARDS CONCERNING DISCLOSURE OF ASSETS (As of March 31, 2016)

  ?Non-consolidated?                        (Unit: Billions of Yen)

"Borrowers classification
under the self-assessment
 guidelines"                    "Claims disclosed
under the Financial Revitalization Law"     "Risk-managed loans
under the Banking Law"
                                "Of which, Loans
and bills discounted"                   (Loans and bills discounted)

Legal bankruptcy                        "Unrecoverable
or valueless"   54.2    2.9             Loans to borrowers in bankruptcy

2.9                                                     2.9
                                        51.2
Virtual bankruptcy
                        55.0                            Past due loans
52.0

Possible bankruptcy                                                     175.2
                        Doubtful
124.1
                        124.1   124.0

        "In need of
special caution
based on
borrowers"   In need of special caution    "Accruing loans contractually past
due for 3 months or more"
                                        3.0
                        15.3    15.3                    3.0
"In need of
caution"                        (?)       Restructured loans
        16.4                            12.3
                                                        12.3
986.3                   Sub total       Sub total                       Total
        "Other than
in need of
special caution
based on
borrowers"
                        194.5   193.5                   193.5

                        Normal
        969.8                     (?) Loans and bills discounted only
                        9,946.6 9,811.8

Normal

8,975.6
Total                   Total   Total

10,141.2                        10,141.2        10,005.4        8,737.5

6. Off-Balanced Credits

【Non-Consolidated】
① The amounts of doubtful claims or below, under the Financial Revitalization Law
					(Unit: Billions of Yen)
	As of March 31, 2016 (A)	April 1, 2015 - March 31, 2016 (A)-(B)			As of March 31, 2015(B)
			Increase	Amount off-balanced
Unrecoverable or valueless claims	55.0	2.0	7.8	5.9	53.0
Doubtful claims	124.1	(11.0)	15.9	26.9	135.1
For the year ended March 31, 2016	179.2	(9.0)	23.8	32.8	188.2

	As of March 31, 2015(A)	April 1, 2014 - March 31, 2015 (A)-(B)			As of March 31, 2014 (B)
			Increase	Amount off-balanced
Unrecoverable or valueless claims	53.0	9.3	17.9	8.6	43.7
Doubtful claims	135.1	(2.1)	24.2	26.3	137.2
For the year ended March 31, 2015	188.2	7.2	42.2	34.9	181.0

	As of March 31, 2014(A)	April 1, 2013 - March 31, 2014 (A)-(B)			As of March 31, 2013 (B)
			Increase	Amount off-balanced
Unrecoverable or valueless claims	43.7	(3.8)	11.8	15.7	47.5
Doubtful claims	137.2	1.8	29.2	27.4	135.4
For the year ended March 31, 2014	181.0	(2.0)	41.1	43.1	183.0

② Progress of Off-balancing			(Unit: Billions of Yen)
	For the year ended March 31, 2016	For the year ended March 31, 2015	For the year ended March 31, 2014
Final disposal of non-performing loan by liquidation	6.0	0.1	0.9
Final disposal of non-performing loan by restructuring	0	1.4	4.1
Improvement in debtors' business performance due to restructuring	-	-	-
Securitization	4.4	13.7	16.0
Direct written-off	(13.5)	(11.1)	(14.3)
Other	35.7	30.7	36.3
Collection / repayment, etc.	26.8	21.3	21.4
Improvement in debtors' business performance	8.9	9.4	14.9
Total	32.8	34.9	43.1

7. Status of Bankruptcy due to Classification of Loan Categories

【Non-Consolidated】
① Internal rating 1 year before bankruptcy			For the year ended		（Unit: Number of Bankruptcies, Billions of Yen）
Internal rating	March 31, 2016		March 31, 2015		March 31, 2014
	Number of bankruptcies	Amount	Number of bankruptcies	Amount	Number of bankruptcies	Amount
Category Ｉ～Ⅳ	0	-	0	-	0	-
Category Ⅴ	0	-	0	-	0	-
Category Ⅵ	0	-	1	1.7	0	-
Category Ⅶ	3	0.6	0	-	1	0.1
Category Ⅷ	2	0.3	1	4.0	3	0.5
Category Ⅸ	3	0.8	9	2.0	6	1.4
Category Ⅹ	0	-	0	-	0	-
Category ⅩⅠ	2	0.1	2	0.2	0	-
Category ⅩⅡ	3	0.2	5	0.7	11	4.9
No rating	1	0.1	0	-	0	-

② Internal rating half a year before bankruptcy			For the year ended		（Unit: Number of Bankruptcies, Billions of Yen）
Internal rating	March 31, 2016		March 31, 2015		March 31, 2014
	Number of bankruptcies	Amount	Number of bankruptcies	Amount	Number of bankruptcies	Amount
Category Ｉ～Ⅳ	0	-	0	-	0	-
Category Ⅴ	0	-	0	-	0	-
Category Ⅵ	0	-	0	-	0	-
Category Ⅶ	2	0.4	1	1.7	1	0.1
Category Ⅷ	3	0.4	0	-	1	0.1
Category Ⅸ	0	-	8	1.9	8	1.8
Category Ⅹ	0	-	0	-	0	-
Category ⅩⅠ	3	0.2	2	0.2	0	-
Category ⅩⅡ	6	1.1	7	4.8	11	4.9
No rating	0	-	0	-	0	-
Notes: １. Bankruptcies with credit amount less than 50 million yen are excluded.
２. The amounts are credit exposures before partial direct write-off.

8. Loan Portfolio, etc. Information
Domestic branches (excluding loans in offshore market account)
① Classification of loans by type of industry
【Non-Consolidated】					(Unit: Millions of Yen)

	As of March 31, 2016(A)	(A)-(B)	As of March 31, 2015(B)	(B)-(C)	As of March 31, 2014(C)
Total	9,988,290	227,058	9,761,232	269,859	9,491,373
Manufacturing	898,026	28,014	870,012	(47,076)	917,088
Agriculture and forestry	2,162	(533)	2,695	(275)	2,970
Fishery	5,039	(344)	5,383	(199)	5,582
Mining and quarrying of stone and gravel	3,952	(393)	4,345	18	4,327
Construction	219,798	(7,735)	227,533	(11,005)	238,538
Electric power, gas, heat supply and water supply	30,454	5,073	25,381	9,082	16,299
IT and telecommunication	79,161	15,428	63,733	8,286	55,447
Transport and postal activities	309,711	6,265	303,446	(6,770)	310,216
Wholesale and retail	784,750	(8,542)	793,292	42,662	750,630
Finance and insurance	204,088	6,417	197,671	7,099	190,572
Real estate and goods rental and leasing	2,800,873	120,389	2,680,484	132,384	2,548,100
Other services	758,000	33,476	724,524	16,494	708,030
Local governments	303,253	60,948	242,305	45,649	196,656
Others	3,589,017	(31,405)	3,620,422	73,511	3,546,911

② Classification of Risk Managed Loans under the Banking Law by type of industry
【Non-Consolidated】					(Unit: Millions of Yen)

	As of March 31, 2016(A)	(A)-(B)	As of March 31, 2015(B)	(B)-(C)	As of March 31, 2014(C)
Total	193,582	(12,263)	205,845	(523)	206,368
Manufacturing	28,531	(3,663)	32,194	2,337	29,857
Agriculture and forestry	561	263	298	271	27
Fishery	-	-	-	(2)	2
Mining and quarrying of stone and gravel	-	-	-	-	-
Construction	11,117	(636)	11,753	(1,199)	12,952
Electric power, gas, heat supply and water supply	3	(1)	4	0	4
IT and telecommunication	2,060	(501)	2,561	892	1,669
Transport and postal activities	6,396	(292)	6,688	(63)	6,751
Wholesale and retail	23,343	(2,153)	25,496	(692)	26,188
Finance and insurance	972	(38)	1,010	(50)	1,060
Real estate and goods rental and leasing	37,092	(4,409)	41,501	(5,548)	47,049
Other services	26,451	(1,044)	27,495	(1,869)	29,364
Local governments	-	-	-	-	-
Others	57,051	210	56,841	5,401	51,440

③ Classification of claims disclosed under the Financial Revitalization Law by type of industry
【Non-Consolidated】					(Unit: Millions of Yen)

	As of March 31, 2016(A)	(A)-(B)	As of March 31, 2015(B)	(B)-(C)	As of March 31, 2014(C)
Total	194,562	(13,375)	207,937	779	207,158
Manufacturing	28,630	(3,620)	32,250	2,271	29,979
Agriculture and forestry	561	263	298	271	27
Fishery	-	-	-	(2)	2
Mining and quarrying of stone and gravel	-	-	-	-	-
Construction	11,129	(638)	11,767	(1,190)	12,957
Electric power, gas, heat supply and water supply	3	(1)	4	0	4
IT and telecommunication	2,062	(2,092)	4,154	2,404	1,750
Transport and postal activities	6,396	(292)	6,688	(70)	6,758
Wholesale and retail	24,149	(1,646)	25,795	(785)	26,580
Finance and insurance	991	(44)	1,035	(44)	1,079
Real estate and goods rental and leasing	37,103	(4,468)	41,571	(5,508)	47,079
Other services	26,476	(1,047)	27,523	(1,963)	29,486
Local governments	-	-	-	-	-
Others	57,057	210	56,847	5,396	51,451
Note: Claims in need of special caution or below are classified in the table.

9. Loans Information
【Non-Consolidated】
① Balances of Loans (All branches)			For the year ended			(Unit: Billions of Yen)

		March 31, 2016(A)	(A)-(B)	March 31, 2015(B)	(B)-(C)	March 31, 2014(C)
(outstanding balance)		10,005.4	227.4	9,778.0	272.9	9,505.1
(average balance)		9,883.8	247.1	9,636.7	241.2	9,395.5

② Breakedown of Loans (outstanding balance) and Ratio of loans to small and medium-sized businesses, etc.
Domestic branches (excluding loans in offshore market account)						(Unit: Billions of Yen)

		As of March 31, 2016(A)	(A)-(B)	As of March 31, 2015(B)	(B)-(C)	As of March 31, 2014(C)
Loans to large and medium-sized businesses		1,524.8	29.9	1,494.9	18.4	1,476.5
Loans to small and medium-sized businesses, etc.	A	8,051.9	154.8	7,897.1	204.6	7,692.5
Loans to small and medium-sized businesses		3,162.4	139.1	3,023.3	104.2	2,919.1
Loans to individuals		4,889.4	15.6	4,873.8	100.5	4,773.3
Residential loans		4,513.1	(0.6)	4,513.7	91.0	4,422.7
Housing loans		3,053.9	(37.7)	3,091.6	54.6	3,037.0
Apartment loans		1,459.1	37.1	1,422.0	36.4	1,385.6
Other individual loans		376.3	16.3	360.0	9.5	350.5
Public sectors		411.4	42.3	369.1	46.9	322.2
Total	B	9,988.2	227.0	9,761.2	269.9	9,491.3

Retail Loans in Kanagawa Prefecture		6,779.3	92.1	6,687.2	134.4	6,552.8
Loans to small and medium-sized businesses in Kanagawa Prefecture		2,441.6	105.8	2,335.8	56.3	2,279.5
Loans to individuals in Kanagawa Prefecture		4,337.6	(13.7)	4,351.3	78.1	4,273.2
Note: Retail Loans in Kanagawa Prefecture = outstanding balance of loans to small and medium-sized businesses, etc. of which in Kanagawa Prefecture
						(Unit: %)
Ratio of loans to small and medium-sized businesses, etc.	A/B	80.6	(0.3)	80.9	(0.1)	81.0
(Reference)			For the year ended		(Unit: Billions of Yen)

		March 31, 2016 (A)	(A)-(B)	March 31, 2015 (B)	(B)-(C)	March 31, 2014 (C)
New housing Loans (Note 1, 2)		191.9	(75.2)	267.1	(43.3)	310.4
New apartment Loans (Note 1)		178.9	14.2	164.7	(1.6)	166.3
Notes: 1. Our managerial accounting basis
2. Excluding Flat 35

③ Breakedown of Loans (average balance)
Domestic branches (excluding loans in offshore market account)			For the year ended		(Unit: Billions of Yen)

		March 31, 2016(A)	(A)-(B)	March 31, 2015(B)	(B)-(C)	March 31, 2014(C)
Loans to large and medium-sized businesses		1,530.4	21.3	1,509.1	8.5	1,500.6
Loans to small and medium-sized businesses, etc.		7,945.7	176.3	7,769.4	129.4	7,640.0
Loans to small and medium-sized businesses		3,083.4	116.1	2,967.3	32.2	2,935.1
Loans to individuals		4,862.2	60.1	4,802.1	97.2	4,704.9
Residential loans		4,499.4	51.0	4,448.4	89.8	4,358.6
Housing loans		3,065.9	13.2	3,052.7	45.4	3,007.3
Apartment loans		1,433.5	37.8	1,395.7	44.5	1,351.2
Other individual loans		362.8	9.2	353.6	7.4	346.2
Public sectors		393.1	51.3	341.8	99.6	242.2
Total		9,869.2	248.8	9,620.4	237.5	9,382.9

④ Loans to certain areas						(Unit: Billions of Yen)

		As of March 31, 2016(A)	(A)-(B)	As of March 31, 2015(B)	(B)-(C)	As of March 31, 2014(C)
Loans to Asian countries		32.9	0.5	32.4	7.8	24.6
Of which, risk managed loans		-	-	-	-	-
Loans to Latin America		10.0	(5.5)	15.5	0.1	15.4
Of which, risk managed loans		-	-	-	-	-

10. Deposits Information
【Non-Consolidated】
① Balances of deposits (All branches)			For the year ended		(Unit: Billions of Yen)

		March 31, 2016(A)	(A)-(B)	March 31, 2015(B)	(B)-(C)	March 31, 2014(C)
(outstanding balance)		12,680.8	522.3	12,158.5	290.2	11,868.3
(average balance)		12,073.8	421.4	11,652.4	347.6	11,304.8

② Breakdown of depositors' categories
Domestic branches (excluding deposits in offshore market account)					(Unit: Billions of Yen)
<Outstanding balance>
		As of March 31, 2016(A)	(A)-(B)	As of March 31, 2015(B)	(B)-(C)	As of March 31, 2014(C)
Individual		9,134.3	193.2	8,941.1	228.6	8,712.5
Of which, liquid deposits		6,347.2	214.7	6,132.5	282.0	5,850.5
Of which, fixed deposits		2,757.7	(15.1)	2,772.8	(49.5)	2,822.3
Corporate		2,429.4	112.7	2,316.7	89.3	2,227.4
Local Public		854.4	128.8	725.6	(61.9)	787.5
Financial institutions		131.1	2.5	128.6	1.7	126.9
Total		12,549.4	437.3	12,112.1	257.6	11,854.5

Of which, deposits in Kanagawa Prefecture		11,554.6	393.8	11,160.8	266.3	10,894.5
			For the year ended		(Unit: Billions of Yen)
<Average balance>
		March 31, 2016(A)	(A)-(B)	March 31, 2015(B)	(B)-(C)	March 31, 2014(C)
Individual		9,089.6	235.4	8,854.2	251.5	8,602.7
Corporate		2,394.5	89.0	2,305.5	96.9	2,208.6
Local Public		436.9	58.7	378.2	(28.2)	406.4
Financial institutions		75.5	(2.5)	78.0	0.3	77.7
Total		11,996.6	380.6	11,616.0	320.6	11,295.4

Of which, deposits in Kanagawa Prefecture		11,015.2	344.4	10,670.8	288.1	10,382.7

11. Individual Deposit Assets, etc.
① Balances of deposit assets for individuals
【Non-Consolidated】					(Unit: Billions of Yen)

		As of March 31, 2016(A)	(A)-(B)	As of March 31, 2015(B)	(B)-(C)	As of March 31, 2014(C)
Investment trusts		550.5	(68.0)	618.5	89.9	528.6
Insurance		1,016.8	53.1	963.7	4.1	959.6
Foreign currency deposits		27.5	(6.0)	33.5	(4.2)	37.7
Public bonds		133.2	(41.2)	174.4	(68.4)	242.8
Total balance of investment products for individuals	A	1,728.2	(62.0)	1,790.2	21.2	1,769.0
Individual deposits (deposits in yen)		9,106.7	199.2	8,907.5	232.8	8,674.7
Total individual deposit assets	B	10,835.0	137.3	10,697.7	254.0	10,443.7
Ratio of investment products for individuals	A/B	15.9%	(0.8%)	16.7%	(0.2%)	16.9%
【Consolidated】
Investment products for individuals at Hamagin Tokai Tokyo Securities Co., Ltd.	C	323.3	(26.7)	350.0	51.0	299.0
Total balance of investment products for individuals (Group total)	D=A+C	2,051.6	(88.7)	2,140.3	72.3	2,068.0
Total individual deposit assets (Group total)	E=B+C	11,158.3	110.5	11,047.8	305.0	10,742.8
Ratio of investment products for individuals (Group total)	D/E	18.3%	(1.0%)	19.3%	0.1%	19.2%

② Sales amount of investment products for individuals
【Consolidated】			For the year ended		(Unit: Billions of Yen)

		March 31, 2016(A)	(A)-(B)	March 31, 2015(B)	(B)-(C)	March 31, 2014(C)
Sales amount of Investment trusts (The Bank of Yokohama, Ltd.)		269.0	(168.0)	437.0	80.0	357.0
Sales amount of Insurance (The Bank of Yokohama, Ltd.)		189.5	32.1	157.4	44.2	113.2
Sales amount of Investment products for individuals at Hamagin Tokai Tokyo Securities Co., Ltd.		128.4	(65.4)	193.8	(4.5)	198.3
Sales amount of investment products for individuals (Group total)		587.0	(201.4)	788.4	119.8	668.6

12. Average Balance of Use and Source of Funds, etc.

【Non-Consolidated】
① Domestic operations			For the year ended					(Unit: Billions of Yen)
	March 31, 2016			March 31, 2015			March 31, 2014
	Average balance	Interest	Yield (%)	Average balance	Interest	Yield (%)	Average balance	Interest	Yield (%)
Interest-earning assets	[165.4]	[0.1]		[283.1]	[0.1]		[326.1]	[0.2]
	12,265.2	155.9	1.27	12,117.7	159.8	1.31	11,759.8	164.0	1.39
Of which, loans and bills discounted	9,734.1	125.4	1.28	9,520.6	131.2	1.37	9,316.9	137.9	1.48
Of which, securities	2,238.3	26.6	1.18	2,169.7	25.6	1.18	1,966.2	23.0	1.16
Interest-bearning liabilities	13,546.5	5.1	0.03	12,317.4	4.7	0.03	11,826.6	6.7	0.05
Of which, deposits	11,854.3	3.7	0.03	11,473.8	3.9	0.03	11,145.2	4.5	0.04
Of which, negotiable certificates of deposit	245.7	0.1	0.07	128.5	0.0	0.05	111.0	0.0	0.06
Of which, call money	674.3	0.4	0.06	287.0	0.1	0.06	232.4	0.1	0.07
Note: The figures in brackets represent the average balance and interest of borrowing or lending between international and domestic operations.

② International operations			For the year ended					(Unit: Billions of Yen)
	March 31, 2016			March 31, 2015			March 31, 2014
	Average balance	Interest	Yield (%)	Average balance	Interest	Yield (%)	Average balance	Interest	Yield (%)
Interest-earning assets	731.0	7.6	1.05	727.9	6.0	0.83	668.2	4.4	0.66
Of which, loans and bills discounted	149.7	1.7	1.15	116.1	1.1	0.99	78.6	0.7	0.99
Of which, securities	257.4	3.3	1.28	206.9	2.0	0.99	130.3	1.5	1.22
Of which, call loans	258.4	1.9	0.75	240.1	1.2	0.50	219.3	0.9	0.42
Interest-bearning liabilities	[165.4]	[0.1]		[283.1]	[0.1]		[326.1]	[0.2]
	734.6	5.9	0.80	720.0	4.5	0.63	656.3	3.2	0.49
Of which, deposits	219.5	0.9	0.43	178.5	0.5	0.28	159.6	0.3	0.20
Of which, call money	133.7	1.0	0.78	95.4	0.3	0.40	94.6	0.3	0.33
Note: The figures in brackets represent the average balance and interest of borrowing or lending between international and domestic operations.

③ All branches			For the year ended					(Unit: Billions of Yen)
	March 31, 2016			March 31, 2015			March 31, 2014
	Average balance	Interest	Yield (%)	Average balance	Interest	Yield (%)	Average balance	Interest	Yield (%)
Interest-earning assets	12,830.8	163.5	1.27	12,562.5	165.6	1.31	12,101.9	168.2	1.38
Of which, loans and bills discounted	9,883.8	127.2	1.28	9,636.7	132.4	1.37	9,395.5	138.6	1.47
Of which, securities	2,495.8	29.9	1.19	2,376.7	27.7	1.16	2,096.6	24.5	1.17
Of which, call loans	258.4	1.9	0.75	251.5	1.2	0.49	243.9	0.9	0.40
Interest-bearning liabilities	14,115.7	11.0	0.07	12,754.3	9.0	0.07	12,156.8	9.7	0.07
Of which, deposits	12,073.8	4.7	0.03	11,652.4	4.4	0.03	11,304.8	4.8	0.04
Of which, negotiable certificates of deposit	245.7	0.1	0.07	128.5	0.0	0.05	111.0	0.0	0.06
Of which, call money	808.0	1.5	0.18	382.4	0.5	0.15	327.1	0.4	0.14

13. Loan-Deposit Ratio and Securities-Deposit Ratio
【Non-Consolidated】
① Loan-deposit ratio (All branches)	For the year ended	(Unit: %)
	March 31, 2016(A)		March 31, 2015(B)		March 31, 2014(C)
		(A)-(B)		(B)-(C)
Ratio by outstanding balance	77.69	(1.90)	79.59	(0.03)	79.62
Ratio by average balance	80.22	(1.57)	81.79	(0.51)	82.30
Note: Deposits include negotiable certificates of deposit.

② Securities-deposit ratio (All branches)		For the year ended			(Unit: %)
	March 31, 2016(A)		March 31, 2015(B)		March 31, 2014(C)
		(A)-(B)		(B)-(C)
Ratio by outstanding balance	18.41	(1.62)	20.03	2.86	17.17
Ratio by average balance	20.25	0.08	20.17	1.81	18.36
Note: Deposits include negotiable certificates of deposit.

The forecasts above include contents in respect to future performance. Therefore, these contents are based on reasonable assumption including unexpected risk and element of uncertainty. Please be cautious the actual results might differ significantly from forecast.